OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

II Transatlantic, Inc.

6615 Flanders Drive
Suite B
San Diego, CA 92121

https://instantimprints.com



10000 shares of Series A Preferred Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000 shares of Series A Preferred Shares $1,070,000

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Series A Preferred Shares $10,000

Company	II Transatlantic, Inc.
Corporate Address	6615 Flanders Drive, Suite B, San Diego, CA 92121
Description of Business	Successful brands understand that they need multiple forms of promotion to attract and retain clients, which is why our customers choose Instant Imprints when they want to be more visible to their customers. We create that visibility 5 different ways: Signs and Banners, Custom T-shirts, Embroidery, Promotional Products and Print Services; all things vital to localized brand development.
Type of Security Offered	Series A Preferred Shares
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

II Transatlantic, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Series A Preferred Shares at $1.00 / share, you will receive 550 Series A Preferred Sharesbonus shares, meaning you'll own 550 shares for $500.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc.

investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

BUSINESS SUMMARY

The Corporation has created a "one-stop image shop" for branding any company's logos and messages on all types of material and products - all under one business umbrella.   The Corporation's operating business franchise name is Instant Imprints.

While there are other franchises that offer individual segments of the service offering of embroidery, screen printing, digital printing, signs/banners and promotional materials, the Corporation believes that the Instant Imprints' unique business model is the only franchise of its kind providing customers with all of these business offerings under one roof. This provides customers of the Instant Imprints® franchise a one stopshop for their image application, and provides Instant Imprints® franchisees with a broader product base from which they can earn revenues to support their business. Combining multiple segments of the imaging business into an easily repeatable retail formula provides Instant Imprints® franchise owners with a great advantage. Nearly every company, school, organization, team, and consumer needs, buys, and uses the vast array of services and products available through a franchised retail store of Instant Imprints®. This wide market appeal helps to provide a year round business opportunity, insulated from other traditional retail seasonal sales cycles.

INSTANT IMPRINTS® SALES DEVELOPMENT PLAN

Franchise development will simultaneously take place in various areas throughout North America. Licenses will be issued to qualified and approved applicants generated through development activities listed below in the following ways:

(i) Internationally (outside of North America and the United Kingdom) Instant Imprints will grant Master Licenses for either countries or regions in the world. A Master Licensee will be able to franchise future Area and Store Franchisees for the Instant Imprints brand with the country or region for which their Master License is granted as per terms of that Master License.

(ii) For North America and the United Kingdom Instant Imprints could grant Master Licenses for Canada and the United Kingdom as per (i) above or could grant Area Licenses and Store Licenses for each of Canada, United Kingdom and the U.S.A. For a description of Area and Store Licenses please see the company's Disclosure documentation for Area and Store Franchisees.

Franchise development will take place through participation in franchise trade shows throughout North America (approximately 12 per year), coordination and use of franchise brokers speaking to our brand, effective advertising in franchise trade magazines, continuous public relations advertising in various media outlets, and an Internet lead generation portal linked to enhanced Instant Imprints® websites for Canada, and the United States.   From these activities it is foreseen that leads will grow by 4,000 per year over a 3 year growth period by using funds allocated from the Offering to permit increased participation in all forms of lead generation, and taking the steps described in this paragraph. These leads will be vetted through the Corporation's San Diego, CA USA, and Burlington, Ontario Canada offices at an anticipated close ratio of 0.75% of lead inquiries initially, growing to 1.25%. These estimated closing ratios from lead inquiries are based on the experience of the management team in their development of Mail Boxes Etc. / The UPS Store concept.

The management team is highly focused on finding qualified Area Franchisee for Canada, and the US regions of development, whereby each of the Area Franchisees will have rights in a specific geographical area to develop franchisee owned stores. An investment incentive program for qualified candidates has been created, versus a single store ownership franchise investment. The business model anticipates that each of these Area Franchisee investors will find and assist franchise store growth at a rate of 2 additional stores per Area Franchisee per year, one year after each new Area Franchisee makes its initial investment. There are currently five existing Area Franchisees in Canada and nine existing Area Franchisees in the United States.

The business plan is based upon adding four to six Area Franchisee candidates per year. These Area Franchises, if successfully added, would increase the development opportunity of the store franchise network. The Area Franchisees can help provide additional field support which would increase the ability to develop the store network by having many more qualified support and development business owners in place.

INSTANT IMPRINTS® INCOME GENERATION OPPORTUNITIES

The Corporation through the Instant Imprints® brand projects to generate income from the following sources, by carrying out the business plan as summarized above:

(a) Master License Sales ($300,000 average) with a potential of 50 countries, which is based on the international development experience of the Corporation's management team from Mail Boxes Etc. under similar franchise circumstances;

(b) Area Franchise License Sales (average per area: $187,500 US, $125,000 Canada, $150,000 U.K. Pound Sterling) with a potential remaining number of Areas of 94 in the US; 6 in Canada and 21 in the UK.   Area numbers are based on a demographic basis per store of 22,000 to 50,000 in population and 1200-1500 businesses.   There would be an estimated 20 to 25 potential stores per Area License;

(c) Initial Franchise Fee (new stores, 50.0 % of fee- $20,000 US and Canada, $19,800 UK), under the terms of the current Instant Imprints® franchise agreements;

(d) Ongoing Royalties (50% of the 6% royalties for US and Canada; 21.4% of 7% royalties in UK), as required in the current Instant Imprints® Area Franchise agreement;

(e) Ongoing 1% marketing fee revenues to support advertising and marketing of the business (US and Canada);

(f) Each international licensee through store licenses sold by each master licensee in a country or world region will generate revenues to the Corporation at 15% of the license fee charged, with a minimum $4,500 fee earned per sale;

(g) Ongoing 1.5% of all international royalties earned annually (outside of North America and the United Kingdom);

(h) Training Fees (new and transfer stores - $5,000);

(i) Administration &

Construction fee = $7,500.00;

(j) Transfer Fees (50% of Fee = $7,500.00);

(k) Consulting Agreements on Transfers (8% of selling price, minimum $14,000); and

(l) Franchise Renewal Fee of 25% of Store, Area License, and Master License fees paid, as per the relevant franchise agreement.

These terms are contained in the Corporation's standard Instant Imprints® Franchise Agreement for store, area and international franchises. The fee structure is described in Disclosure Documents presented to all prospective Franchisees.

ACCOUNTING PRACTICES COSTS ASSOCIATED WITH REVENUE GENERATION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those   estimates.

II Transatlantic Inc consolidated accounting is a summary of 3 business units. Audited Statements from NFFI (U.S Franchise Operations); Reviewed Statements from II CA (Canadian Franchise Operations) and Reviewed Statements from II Transatlantic (Holding Company). The financial statements for each operating company, NFFI and IICA are available individually either from IITI or from Franchise disclosure documents that the company prepares for franchisee applicants.

Within the two operating companies, (NFFI and IICA) Franchise fees and associated costs are recognized as revenue and expense when the franchisee has signed its franchise agreement, store location has been selected and training has been completed. Franchise fees received from franchises for which location has not been selected and training has not been completed are recorded as a liability; costs associated with such advance franchise fees are recorded as an asset. The opening launch marketing program fees are recorded as a liability until marketing expenditures are incurred.

The franchise agreements also provide for continuing royalty, marketing and technology development fees (received monthly), all of which are recognized as revenue when earned. The agreements also call for contributions to a national media fund, which are recorded as a liability until national media expenditures are incurred.

Cost of Sales

Both NFFI and IICA are obligated to share fees generated by new franchises with area developers if there is an area developer in the franchise territory.   This level of fee split ranges from 35 - 50 %.   Of the seventy (70) franchised operating units, twenty units are without area developers.

Fees that are split (net of costs incurred) are classified as Franchise Sales commissions, Royalty commissions, Training Fees and Other costs. In addition any brokerage fees associated with finding suitable candidates are charged to franchise sales commissions.

General and Administrative Costs

There are eleven (11) contracted or directly employed managers/support personnel involved in managing the business units and maintaining support/communications with the franchise network.   This personnel works out of two rented offices, each the head office for franchise operations in Canada and the United States.   Those offices are located in Burlington, Ontario, Canada and San Diego, California.   The holding company, II Transatlantic Inc., head office is also located in the same San Diego,

California office.

Beside management expenses, the largest annual cost expenditure in this category is sales and marketing expenditures which accounts for expenses incurred to drive lead inquiries to explore opportunities for franchise application.

PENALTIES, SANCTIONS AND BANKRUPTCY

There are no penalties or sanctions by any securities commission, stock exchange, or governmental regulatory agency that have been in effect during the last 10 years against an officer, director, or control person of the Corporation or against a company of which any of the foregoing was an officer, director, or control person.

No declaration of bankruptcy, voluntary assignment in bankruptcy, proposal under any bankruptcy, or insolvency legislation, proceedings, arrangement or compromise with creditors or appointment of a receiver, receiver manager or trustee to hold assets, has been in effect during the last 10 years with regard to those individuals. Furthermore, none of the companies of which any of those individuals was an officer, director, or control person during the last ten years has filed a declaration of bankruptcy, voluntary assignment in bankruptcy or proposal under any bankruptcy, or insolvency legislation.

ONGOING LITIGATION

Currently there is no pending or anticipated litigation to which the Corporation serves, or is anticipated to serve, as a party.

Various subsidiaries of the Corporation have the following pending litigation:

II CA, Inc. – A lawsuit was filed in Canada on December 31, 2014 against this Company subsidiary and Ralph Askar for $848,000 Canadian plus interest at 5% from December 31, 2012 is ongoing. As of January 29, 2019, Canadian Dollars are converted into US dollars at $.75 per Canadian dollar. The defendants have been vigorously defending the lawsuit under what it believes are valid defenses to the lawsuit. As proceedings have now continued for over 4 years, management of II CA, Inc., with input from the Corporation, have been in settlement discussions with the plaintiff. Ultimately, it may be determined that for business purposes it is in the best interest of the subsidiary to finalize a settlement agreement with the plaintiff. If either a settlement agreement, or a court verdict in the lawsuit, results in a substantial amount of the sum claimed being awarded to the plaintiff from the subsidiary, then payment of the settlement award or the verdict by II CA could have a material effect on the Corporation

CUSTOMERS

The direct customer for IITI and the Instant Imprints brand is the franchisee and store operator. As described, the Corporation has established a model that is attractive to prospective franchisees and maintains a strong development and support system to service them. Through our selection process and extensive training systems and materials we can launch a new store very efficiently.

Instant Imprints has also implemented an Area Franchise/Representative model which is used by many of the most successful franchisors. Area Franchisees are the recruitment and local support arm of the organization. Each will be expected to maintain a large territory (consisting of 20 - 25 store franchise units) and is responsible for assisting the store level franchisee with operational, financial and marketing activities for a percentage of royalties and franchise fees.

Internationally, Instant Imprints offers the opportunity for businesses or individuals to acquire a Master License for a country or region to franchise stores under the Instant Imprint brand. This allows them to become the franchisor of the business within their country. By setting up a local sales, training and support infrastructure, they attract candidates with an understanding of the regional marketplace.

Finally, the end customer is the local purchaser of the products. Small to Medium sized Businesses (SMB's) are a major force in the U.S., Canadian and international economies, comprising 90+% of employer firms. The SMB market represents nearly all industries, including but not limited to high tech, medical/dental/healthcare, legal, real estate, and manufacturing.

Instant Imprints was conceived and has been successful to date based on the fact that SMB's with 1 to 100 employees need a single, professional, cost-effective, proactive and responsible service provider to handle all their business promotion/branding needs.

COMPETITIVE ANALYSIS

Besides the local independent businesses, Instant Imprints has existing franchise and national competitors. Below is a chart outlining the current marketplace:

Company   Year

Name	Business Model	Established	Size	Notes
Embroidme	Retail Embroidery Franchise	2000	450 locations (350 in U.S.)	Have similar embroidery capabilities as Instant Imprints but no screen printing or sign services. Higher startup fee.
HomeTown Threads	In-Line Embroidery Personalization Franchise	1998	35 stores – Generally Inside Wal-Mart stores	Operate with one single head embroidery machines targeting consumers of Wal-Mart
Sign- A-Rama	Quick Sign Service Franchise	1986	850 Locations (570 in U.S.)	Parent company of Embroidme
FastSigns	Quick Sign Service Franchise	1985	500 Locations (420 in U.S.)	Average gross sales of $600,000 per location
Proforma	Promotional Products Franchise	1985	625 Franchises	Home or small office based. No production
Adventures in Advertising	Promotional Products franchise	1994	320 Franchisees	Home or small office based. No production

The Corporation – II Transatlantic, Inc.

The Corporation is a privately held corporation, incorporated in Delaware in February 2015. The corporate head office is located at 6615 Flanders Drive, Suite B, San Diego, CA 92121. The Corporation has three wholly-owned subsidiaries: No Frill Franchising Inc. incorporated in the state of Delaware USA; II CA Inc. incorporated in the province of Ontario, Canada, and Instant Imprints UK Ltd. incorporated in the UK (II UK).

The Brand

II Transatlantic, Inc. owns the trademarks, brand and intellectual property for the **Instant Imprints brand and franchise system** Worldwide.

II Transatlantic, Inc. owns the **licensing rights** to grant Country wide and/or Regional Master Licenses to allow those granted those licenses to franchise store and area franchisees in these respective regions.

II Transatlantic, Inc **directly owns the master licenses** for each of Canada, United States of America and the United Kingdom. For each of Canada and the United States there are today a total of 70 franchised store locations operating.

The team

Officers and directors

Ralph Askar	PRESIDENT, CEO, DIRECTOR & SHAREHOLDER
Christian Collucci	EXECUTIVE VICE PRESIDENT, FRANCHISE DEVELOPMENT, DIRECTOR & SHAREHOLDER
John Tillger	CFO, DIRECTOR & SHAREHOLDER
Danny Lyon	EXECUTIVE V.P., PARTNER SUPPORT, DIRECTOR & SHAREHOLDER
Wilson Sawyer	DIRECTOR & SHAREHOLDER
Jim Blackburn	EXECUTIVE VICE PRESIDENT, FRANCHISE SUPPORT

Ralph Askar
With a proven record of accomplishments as one of Mail Boxes Etc.® & The UPS Store's most successful multiple Area Franchisee and International Master Licensee, Ralph brings 28+ years of franchising experience to Instant Imprints®. He headed the domestic and International franchise development departments as Vice President at Mail Boxes Etc. Mr. Askar acquired the global parent company of Instant Imprints® in 2011 and he is currently the President and CEO of II TRANSATLANTIC INC., (the parent company for Instant Imprints and related subsidiaries). Mr. Askar has been CEO and the company's largest shareholder since 2011 when the brand was acquired. He spearheaded the idea of creating a new holding company (U.S. corporation - II Transatlantic Inc.) that would own all company Intellectual property and brands in 2015. At this time his shares (as the key shareholder) and those of the other shareholders were exchanged from Canada to the U.S. Corporation. Mr. Askar has been involved with the Corporation and its brand "Instant Imprints" and subsidiaries since 2007 when he was appointed CEO of II CA Inc (the current Canadian subsidiary). In 2011 he was appointed CEO of No Frill Franchising Inc. (NFFI). IN 2015 he was appointed CEO of the Corporation II Transatlantic Inc. Currently there are two home offices one in Burlington, Ontario Canada and one in San Diego, California.

Christian Collucci

Mr. Collucci (M.B.A.) offers a diverse base of experience to Instant Imprints®. He has spent 15 years in retail, IT distribution, and office products with some of Canada's leading brands. He also spent 4 years in B2B and systems integration services prior to investing in Instant Imprints. Mr. Collucci is Exec V.P of Franchise Development and a Director of the company. He joined the Canadian company in 2009 and has been responsible for franchise development throughout North America since 2013. He commenced employment with II Transatlantic as of August 2015

John Tillger
Mr. Tillger (M.B.A.) is a career senior executive with over 35 years of management experience in transportation, distribution and supply chain management in Canada and Europe. He is a veteran Area franchisee of The UPS Store®, Canada, where he built the franchise network from 6 to 80 units. Mr. Tillger has been C.F.O. and a director of II Transatlantic Inc. since 2015. Since 2013 he was the company's Planning Manager.

Danny Lyon
Mr. Lyon joined Instant Imprints® as a shareholder and Director in May 2011. He became a Director of II Transatlantic as of August 2015. For the past 15 years, Mr. Lyon has been overseeing the management of three Area franchise territories of The UPS Store® concept within Canada. Mr. Lyon is a motivational speaker, a published author of a guide for achieving personal and professional success. Mr. Lyon is Exec V.P of Partner Support for the franchise network. He has been a shareholder within the Brand since 2008 when he invested in the Canadian Company. He has been responsible for training and support of new franchisees on the brand throughout North America since 2017.

Wilson Sawyer
Mr. Sawyer began his retail career in 1963 with Maxway Stores Inc. While employed with Maxway, he held various positions on his way to becoming President in 2003. He retired from Maxway in 2017 and now has become an advisor in Variety Wholesale Stores in an Advisory capacity. Mr. Sawyer became a Director of II Transatlantic Inc., as of August 2015

Jim Blackburn
Jim brings more than 34 years of Information Technology (IT) and small business experience to his position with the company, including over 15 years in franchising. His work experience with the Company includes: Manager IT and Business Systems NFFI – 2011 – 2012; VP I.T. and Business Systems NFFI 2012 - 2014; Executive VP – I.T. and Communications for IICA and NFFI 2014 – 2015; Executive VP – I.T. and Communications for IITI – 2015 - present. Prior to joining Instant Imprints, he was Operations Manager for Concerto Networks and Director of IT at Image Arts, Etc. Mr. Blackburn has held management positions with Fox Photo, Fotomat Corporation, Warp Nine Imaging and several other imaging companies in San Diego, CA.

Number of Employees: 11

Related party transactions

The Corporation has the following related party transactions with its directors, officers, employees and shareholders: (a) Ralph Askar, the Corporation's President, CEO and Executive Chairman, indirectly owns an Area License in the Toronto region, and when a franchisee is added in that region, the funds for the new franchise are paid to Mr. Askar's company and not the Corporation. In addition, Mr. Askar holds three area licenses in the US, the first in San Diego County, the second in Orange county and the other in San Francisco Bay area (all in California). Mr. Askar through his 50 % ownership in another company BizUp, directly owns 25 % of the Area License for the state of Colorado. Any area franchise sales under these area licenses are for the benefit of Mr. Askar. Mr. Askar also owns operating franchise licenses for store operating in the Mira Mesa area of San Diego (Store #108, 6335 Flanders Drive, Suite A/B, San Diego, 82121). Any sale or transfer of these stores would not significantly impact the Corporation's business. **(b) Due to Related Parties in the total amount of $793,909.85 Loans advanced - No specific terms of Principal repayment are: (i) Corporation under common control - Askar : $ 311,126.52 comprised of: (a) 1643064 Ontario Inc - Askar $ 96,072.36 (b) 967107 Ontario Inc - Askar/Lyon $ 121,556.22 (c) 762507 Alberta Inc. Askar/Lyon $ 55,619.14 (d) 1184125 Ontario Inc - Askar $ 7,575.76 (e) Alberta Trillium Area Partnership - Askar/Lyon $ 30,303.03 For each of (a) thru (e) there are no set terms for repayment of these loans (ii) Partnerships under common control Askar/Lyon: Alberta Trillium Area Partnership $ 3,574.24: There are no set terms for repayment for these amounts (iii) Corps - shareholders related to IICA S/h's - Askar: 1643064 Ontario Inc., $ 2,017.42: The debtors have agreed not to call the balances owing - no set terms of repayment (iv) Corporations whose shareholder is director of IICA - Collucci: 2217874 Ontario Inc $ 23,689.39 : There are no set terms of repayment of this debt (v) Wholly owned subsidiaries - Askar: $ 11,504.55 : 1181425 Ontario Inc. - no terms of repayment are set (vi) Related Parties - Tillger and Askar: $ 441,997.73: $ 176,575.76 of this sum monthly -value as of 12.31.17 - Tillger - Jomich Investments Ltd. Interest is being paid monthly at prime plus 3 % (CDN prime) - all payment are current - there are no terms of principal repayment $ 265,421.97 of this sum is owed to Askar - 1184125 Ontario Inc - no terms of principal repayment are set **NOTE: All of this related party debt as identified above is shown on the balance sheets of year end 2017 and is summarized in the section termed Indebtedness. This summary is NOT in addition to the information either on the balance sheet or in the section termed Indebtedness.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Although management and its' officers are confident that projected growth for the Instant Imprints brand can be achieved, investor's should be aware that the Corporation has limited operating history, limited working capital, and is still in its formative stages.** The Corporation's Instant Imprint brand was re-organized on May 11, 2011. Instant Imprints has had some initial success at commercial operations and growth to date. Since the re-organizational plan, research and development towards strengthening a sustainable franchise system, entering into contracts with a limited number of area developers and franchisees, and hiring personnel to provide the foundation for growth has been management's focus. Accordingly, the Corporation has only limited operating history upon which you can evaluate performance and prospects. The Corporation is subject to all of the business risks associated with a newer enterprise. These risks include, but are not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. Some of the Corporation's subsidiaries have generated reasonable revenues to date. It will not generate material revenues until after the Corporation has successfully implemented the business objectives made subject of this Offering.

- **THE CORPORATION IS UNPROVEN ON A LARGE SCALE BASIS** The Corporation's service offering has never been managed on a large-scale basis. All services (including events) have been conducted to date on a limited basis. There can be no assurance that the Corporation can get the same or similar results on a large-scale basis or on any specific project. The Corporation has not used the service offerings under the conditions that will be required to be profitable. The Corporation has not used the service offerings in the volumes that will be required to be profitable. The Corporation cannot predict all the difficulties that may arise. Also, the ability to operate the business successfully will depend on a variety of factors, many of which are outside the control of the Corporation. These factors include competition, cost and availability of strategic components, changes in governmental initiatives and requirements, changes in regulatory requirements, and the costs associated with maintenance of service offerings.

- **THE MARKET MAY NOT ACCEPT THE PRODUCTS AND SERVICES** The growth and future financial performance of the Corporation will depend on its ability to demonstrate to prospective users the technical and economic advantages of the service offerings over the alternatives. There can be no assurance that the Corporation will be successful in this effort. Furthermore, competing alternatives may be seen to have, or may actually have, certain advantages over the Corporation's technology.

- **THE CORPORATION WILL BEAR THE RISK OF INTERNATIONAL OPERATIONS** The Corporation will market its services in international markets. These markets include both industrialized and developing countries. International operations have various risks. These risks include political instability, economic instability and recessions, exposure to currency fluctuations, difficulties of administering foreign operations generally, and obligations to comply with a wide variety of foreign import and United States export laws, tariffs and other regulatory requirements. The competitiveness in overseas markets may be negatively impacted when there is a significant increase in the dollar's value against the currencies of other countries where the Corporation does business. In addition, the laws of certain foreign countries may not protect the Corporation's proprietary rights to its technology to the same extent as United States law. The Corporation may have no legal recourse in certain adverse circumstances in other countries.

- **THE CORPORATION WILL FACE COMPETITION AND TECHNOLOGICAL ALTERNATIVES** The primary market for the Corporation's products will be small independent businesses, owned both individually and by entities. The Corporation has only limited experience in marketing the unique franchise opportunity to such persons and entities. The Corporation has not previously had significant employees or personnel whose primary responsibilities were sales or marketing functions. Some competing companies may have more service, production, marketing and sales experience than the Corporation. In addition, as systems and technologies evolve, there exists the possibility that the Corporation's technology may be rendered obsolete by one or more competing service offerings. Any one or more of the competitors, or one or more other enterprises not presently known to the Corporation may develop technologies superior to the Corporation's system or technology. To the extent that the competitors are able to offer more cost-effective alternatives, the ability of the Corporation to compete could be materially and adversely affected.

- **THE CORPORATION'S UNIQUE SERVICE SECTOR** This unique service sector is subject to factors affecting the level of general business and economic activity including the level of private consumption, disposable income, interest rates, and availability of funds for capital investment, financial factors and the like. In bad economic conditions, people may delay in making their investments or in devoting financial resources as expected. The Corporation may face price competition. The Corporation has little or no control over any of these factors. The Corporation may be adversely affected by these factors.

- **THE CORPORATION IS AT A COMPETITIVE DISADVANTAGE** The Corporation is seeking financial resources and investments from a finite source. Large companies may come to dominate the industry. All of these companies may have far more experience, greater assets and other resources than the Corporation. The Corporation will also compete with many other companies virtually all of which may have substantially greater assets, financial resources and experience than the Corporation. No assurance can be given that the Corporation will have the financial resources, the personnel or the capability to compete effectively against any of these companies. The Corporation will have to market the products and services in the face of this competition. If the Corporation is unable to successfully compete with these companies, it will rapidly lose franchisees, area developers, and any investors or customers it may have and be forced to operate at a loss, or even cease operations. See "Competitive- Analysis."

- **THE CORPORATION MAY DEPEND ON A LIMITED NUMBER OF INVESTORS** The Corporation's subsidiaries have never received outside funding and have relied upon investments arising out of the initial directorships. Although the Corporation believes that it will be able to secure investment, there is no assurance that such will be the case. The failure to secure optimal investments by fully funding the Offering, may lead to adverse business conditions. Any significant failure in this regard could substantially impair its operating results and could have a material adverse effect on its business, operating results and financial condition.

- **THE CORPORATION WILL RISK THE EFFECTS OF GENERAL ECONOMIC CONDITIONS** This industry is sensitive to general economic conditions. The sales could be adversely affected by a sustained economic recession in the

United States and Canada or in the Corporation's initial international markets, which include Europe, the United Kingdom, the Middle East, Mexico and Latin America. A substantial reduction in financial support would have a material adverse effect on the business, operating results and financial condition.

- **THE CORPORATION IS NOT DIVERSIFIED; THE CORPORATION WILL CONCENTRATE ON ONE INDUSTRY** The Corporation's marketing efforts initially will be concentrated in the promotional products industry. To the extent the Corporation will invest a relatively high percentage of the assets in this market, the Corporation may be more affected by any single adverse economic, political or regulatory event than its competition.

- **THE CORPORATION WILL DEPEND ON KEY MANAGEMENT AND OTHER PERSONNEL** The Corporation is dependent on the efforts of the senior management and staff, including Management and others who have employment agreements with the Corporation. The proceeds of key man life insurance policies on the lives of such individuals may not be adequate to compensate the Corporation for the loss of any of such individuals. The loss of the services of any one or more of such persons may have a material adverse effect on the Corporation. The future success will depend in large part upon the ability to attract and retain skilled scientific, management, operational and marketing personnel. Prior to this Offering, the Corporation has not had any employees or personnel whose responsibilities were focused primarily on sales or marketing. The Corporation will face competition for hiring such personnel from other companies, government entities and other organizations. There can be no assurance that the Corporation will continue to be successful in attracting and retaining such personnel. See "Use of Proceeds."

- **THE CORPORATION HAS NO EXPERIENCE MARKETING OR PERFORMING DUE DILIGENCE ON A LARGE SCALE BASIS** To date, the Corporation has focused primarily on research and development and the Corporationhas only employed limited resources in marketing its franchise system and/or products and services. The Corporation has no experience marketing and/or performing due diligence on a large scale basis. Even if the Corporation is successful in developing effective strategies, the Corporation does not know whether they will do so in time to meet an appropriate service delivery schedule or to satisfy the requirements of franchisees, investors or customers.

- **THE CORPORATION WILL BE HEAVILY DEPENDENT UPON AREA DEVELOPERS AND THEIR COMMITMENT TO DEVELOP THE MARKET FOR THE SERVICES** A large portion of the revenue for the foreseeable future will be from sales of area development rights to domestic partners and international partners. The Corporation will grant to these partners the exclusive territorial rights to market and distribute Instant Imprints franchises and related services. These partners will then seek to market franchises in their exclusive territories.

- **THE CORPORATION MAY NOT MEET ITS DEVELOPMENT AND COMMERCIALIZATION MILESTONES** The Corporation has established internal product and service development and commercialization milestones and dates for achieving development goals related to its system and technology. The Corporationwill use these internal milestones to assess the progress toward developing Instant Imprints. The Corporation intends to be aggressive in setting the internal milestones and expect to be generally successful in meeting them. If the Corporationdoes experience delays in meeting the development goals, then the commercialization and profitability schedule could be delayed. In such event, potential network members may choose alternative sources. The Corporation cannot guarantee that the Corporation will successfully achieve the milestones in the future.

- **THE CORPORATION MAY FACE THE RISK OF NEGLIGENCE** There exists the possibility of claims for negligence arising out of franchising operations and/or the service offerings. While the service offerings will meet federal regulatory requirements, there can be no assurance that applicable insurance policies will provide coverage against all claims. Claims may be made against the Corporation (even if covered by the insurance policy) for amounts substantially in excess of applicable policy limits. Any such event could have a material adverse effect on the business, financial condition and results of operations.

- **The Corporation is dependent on the proceeds of this Offering and may need additional financing.** The system-wide commercialization schedule could be delayed if the Corporation is unable to fund the development of its franchising capabilities. While the Corporation expects that the net proceeds of this Offering, together with all other existing sources of capital, will be sufficient to fund the establishment of the Corporation's activities, there can be no assurance that in fact the proceeds will be sufficient. The Corporation may need to raise additional funds to achieve full commercialization of the product. Should that be the case the Corporation does not know whether it will be able to secure additional funding, or funding on terms acceptable to it. See "Use of Proceeds." In the target markets, the Corporation may not be able to enter into favorable business collaborations. In addition, the lack of operational experience and limited capital resources could make it difficult, if not highly unlikely, to successfully secure major contracts. In such event, business development efforts for the Corporation's franchise network could be limited to smaller stock offerings with significantly lower potential for profit for the franchise network. The business expansion will require the commitment of significant capital resources toward the hiring of technical and operational support personnel, the development of a research and development support team, the maintenance and support of area developers and/or outside investors, and commitment towards marketing and sales programs. In the event the Corporation is presented with one or more significant contracts, the Corporation may require more capital to take advantage of such opportunities. There can be no assurance that such financing will be available or, if available, that such funding will be on favorable terms. If adequate financing is not available, the Corporation may be required to delay or scale back or eliminate certain of its development plans. The Corporation has allocated approximately 76.6% of the net proceeds of this Offering, if the maximum amount is sold, for working capital and general corporate purposes. Accordingly, the Corporation will have broad discretion as to the application of a significant portion of the net proceeds of this Offering. The development and operation of the Corporation will entail uncertain cash flows. This will increase the financial risk. See "Use of Proceeds."

- **THE INDUSTRY IS CYCLICAL AND UNPREDICTABLE** As is true with all investment industries, the promotional products industry is cyclical and unpredictable. Franchising in general involves an inherent level of risk. The Corporation will be subject to large swings in the business cycle. These swings in the business cycle will affect the demand for the products and services. The Corporation will have little control over the swings in demand caused by the business cycle.

- **The Corporation may not be able to protect important intellectual property** As described above within the Business Plan, Instant Imprints has developed a unique systems and service technologies. The Corporation believes they can achieve a significant proprietary position on the basic technologies used in the service offerings. However, the ability to compete effectively against other companies will depend, in part, on the ability to protect the proprietary service technology, designs and implementation processes. The Corporation could incur substantial costs in prosecuting or defending style/use infringement suits. While the Corporation has attempted to safeguard and maintain the Corporation's proprietary rights, the Corporation does not know whether the Corporation has been or will be completely successful in doing so. The Corporation's business would be seriously impaired if its rights in the Instant Imprints system and related technologies are compromised in any way. While the Corporation believes that any and all of its copyrights, patents trademarks or other protective mechanisms will be strong and comprehensive there can be no assurance these will not be compromised. It is always possible that challenges to the science or to the processes covered within such applications may be challenged or otherwise avoided by competitors, and that it may be required to expend considerable resources in defending its rights. Where patent protection is possible, it is often expensive and time-consuming to obtain. There can be no assurance that unauthorized persons or entities will not utilize some or all of the Corporation's technology without compensation to the Corporation. In addition, third parties may allege that there has been an infringement on their patents, copyrights, trademarks, or related rights. Such allegations could result in protracted settlement negotiations or expensive litigation, either of which could adversely affect the Corporation. Furthermore, future challenges to the Corporation's ownership of the patents may be filed by competitors or others who allege a prior interest. Further, competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If the Corporation is found to be infringing third-party patents, copyrights, or trademarks, the Corporation does not know whether the Corporation will be able to obtain licenses to use such intellectual property on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development of a profitable network. The Corporation will rely, in part, on contractual provisions to protect its trade secrets and proprietary knowledge. These agreements may be breached, and the Corporation may not have adequate remedies for any breach. The trade secrets also may be known without breach of such agreements or may be independently developed by competitors. The inability to maintain the proprietary nature of the technology and processes could allow competitors to limit or eliminate any competitive advantages the Corporation may have.

- **RISK OF LOSS OF EXECUTIVE TEAM** Ralph Askar, Christian Collucci, Danny Lyon, John Tillger, and other executive staff of the Corporation, are recognized and respected presences in the promotional products industry and in franchising. Each provides know-how and tradecraft valuable to the Corporation's future service and product development efforts. The loss of one or more of them could have a material effect on the Corporation.

- **TRADE SECRET PROTECTION CAN BE UNPREDICTABLE AND THE CORPORATION MAY LOSE THE ADVANTAGE OF ITS PROPRIETARY TECHNOLOGY** In addition to copyright and trademark protection, the Corporation will also rely on trade secrets, proprietary know-how and technology that the Corporation seeks to protect, in part, by confidentiality agreements and non-competition agreements with franchisees, the prospective franchisees, working partners and collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Corporation will have adequate remedies for any breach, or that the trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

- **THE REGISTRATION EXEMPTIONS THE CORPORATION IS RELYING ON MAY BE UNAVAILABLE** The Securities are not registered under the Act or under the securities laws of the jurisdictions where they will be offered and sold. This is in reliance upon certain claimed exemptions from registration. The exemption from federal registration is complex and is often difficult to comply fully with its terms. In addition, exemptions from registration under state securities laws often depend upon the availability of exemptions from federal registration. If for any reason the Corporationis subject to civil liability, and the legal expense of defending any action or proceeding challenging the availability of such exemptions, this could have a material adverse impact on the Corporation'sfinancial condition.

- **The Corporation is in its early stages of business and your basis for evaluating is limited.** The Corporation was formed in 2015. Subsidiaries of the Corporation were formed in 2011 (NFFI), and 2008 (IICA). Accordingly, you have only a limited basis upon which to evaluate the business and prospects of the Corporation. You should consider the challenges, expenses and difficulties that the Corporation will face as a development stage company seeking to develop and manufacture a new product.

- **THE CORPORATION MAY HAVE LOSSES IN THE FORESEEABLE FUTURE** The Corporation may not be profitable until the Corporation can produce sufficient revenues to cover its costs. Even if the Corporation does achieve profitability, the Corporation may be unable to sustain or increase the profitability in the future.

- **THE UNITS LACK A PUBLIC MARKET** At present, no market exists for the Units. No market for the Units will develop or be sustained in the near future. You will be unable to resell your Units should you want to do so. Furthermore, it is unlikely that a lending institution will accept the Units as pledged collateral for loans. See "Securities Offered."

- **THE PRESENT SHAREHOLDERS WILL RETAIN CONTROL** Following the completion of this Offering, assuming sale of all Units, the present shareholders will own approximately 50% of the outstanding Common & Preferred Stock. As a result of this percentage of ownership, the existing shareholders will be able to control the management at least for the foreseeable future. The Preferred Stock purchasers will have the right to elect one director."See Officers and Board of Directors for IITI."

- **THE CURRENT PRINCIPALS WILL MAINTAIN CONTROLLING INTEREST AFTER THE PRIVATE EQUITY FUNDING** At the present time, two shareholders own 66.51% of the outstanding Common Stock (3,990,600 shares). Even if the full Offering is sold and all the share distributed in the Stock Program, these shareholders will still nearly have majority voting control of the Corporation and the Board of Directors.

- **THE LIABILITY OF THE DIRECTORS AND OFFICES IS LIMITED** The Certificateof Incorporation and Bylaws include provisions to eliminate, to the full extent permitted by California and Delaware corporate law as in effect from time to time, the personal liability of the directors for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also include provisions to the effect that (subject to certain exceptions) the Corporation shall, to the maximum extent permitted from time to time under California law, indemnify, and upon request shall advance expenses to, any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as it may from time to time be in effect. In addition, the Bylaws require the Corporation to indemnify, to the full extent permitted by law, any of the directors, officers, employees or agents for acts which such person reasonably believes are not in violation of the corporate purposes as set forth in the Certificate of Incorporation. As a result of such provisions in the Certificate of Incorporation and the Bylaws, stockholders may be unable to recover damages against the directors and officers for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing the directors, officers, employees and agents for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Corporationand the stockholders.

- **The Officers, Directors and existing Shareholders may purchase shares in this Offering** The officers, directors and existing shareholders reserve the right to purchase any series A preferred shares not subscribed for by the public. Purchases by officers, directors and existing shareholders, held for investment purposes only, will be on terms identical to those applicable to the other investors.

- **THE INVESTOR WILL EXPERIENCE DILUTION** Additional dilution to future net tangible book value per share may occur if the Corporation issues additional equity securities in the future.

- **THERE IS NO LIQUIDITY IN THE COMMON STOCK** The Common Stock will be non-negotiable and will be offered pursuant to an exemption from registration under the Act in reliance upon intended compliance with provisions of Regulation D thereunder. Accordingly, the Common and Preferred Stock will not be registered under the Act. To comply with this exemption, the Preferred Stock must be acquired by each investor for investment purposes only and not with a view to, or for resale in connection with, the sale of such Preferred Stock. See "Securities Offered."
- **THE CORPORATION DOES NOT EXPECT TO PAY DIVIDENDS ON THE COMMON STOCK** The Corporation has never paid any dividends on the Common Stock. The Corporation has no plans to pay dividends on anyCommon Stockin the foreseeable future.
- **The Corporationis using forward-looking statements** Certain information contained in this Memorandum, including, without limitation, information in the "Corporation" section may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements herein which are not historical reflect our current expectations and projections about the Corporation's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our Corporation and management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward looking statement include statements regarding, among other things: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for products and services general economic and business conditions in the United States, Canada, the United Kingdom and other countries in which we intend to do business These forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "may", "should", "will", "would", "expect", "anticipate", "estimate", "believe", "project" or "continue" or the negative thereof or other variations thereon or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statement as a result of various risks, uncertainties and other factors, including the ability raise sufficient capital to advance our Corporation operations, regulation by federal, state and local governments, competition and general economic conditions, among others. Any of these factors could cause actual results to differ materially from those in such forward-looking statements. Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the United States federal securities requirements, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. The specific discussions herein about the Corporation include financial projections and future estimates and expectations about the Corporation's business. The projections, estimates and expectations are presented in this memorandum only

as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on management's own assessment of the business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections. See "Risk Factors."

- **Current Notes Payable and Interest payable Monthly** Current Notes Payables and interest payable which totals $ 36,000 per month will decline to $ 15,783 as of June 2019, are currently being paid. While Management believes that this payment level can be met, in the unlikely event it can not be met, it would mean that $ 100,000 of the expected raise in Capital would have to be used to pay off one short term loan.

- **Amount owed to Related Parties** The related party debt which totals $ 1,524,740 has been advanced by shareholders and management of the company either as loans or notes payable. Of this debt, $ 890,405 has monthly interest payments being paid by the Company. All funds have been advanced to support day to day operations over a period from 2013 - 2015. While these shareholders have advised there is no fixed term of repayment, should any require payment, the company would not be able to meet such repayment terms.

- **Are the Funds from this Offering Critical to the Company's operation** The company has forecasted that it has cash needs from 2018 and 2019 that require the minimum of $ 500,000 of new cash to be injected to allow normal business operations for the business to be sustained. Without this level of new investment cash, the company will need to reduce its operating costs. In doing this, it is forecast that the year for operating Break even for our business is anticipated to be achieved would be delayed by a year.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ralph Askar, 52.1% ownership, Common Stock & Preferred Shares

Classes of securities

- Series A Preferred Stock: 985,000

The Corporation is authorized to issue 4,000,000 shares of Preferred Stock. The Board of Directors is authorized to issue shares of the Preferred Stock by resolution on such terms and in such series as they shall determine. All of those shares are currently classified as Series A Preferred Stock. Currently, there are 985,000 number of Series A Preferred Stock outstanding.

In connection with this Offering, the Board of Directors has authorized the creation of the Series A Preferred Stock with a 6% cumulative dividend rate payable to the Holders of the Units. The Preferred Stock shall have the rights, preferences, powers, privileges, restrictions, qualifications and limitations set forth below and may have additional rights to the extent that the Corporation is subject to the California General Corporation Law Section 2115.

1. Original Purchase Price; Original Issue Date and Rank

1. The original stated and liquidation value and the issuance price of the Series A Preferred Stock shall be One Dollar ($1.00 per share) (the "Stated Value").

2. The date on which the first share of Preferred Stock is issued shall hereinafter be referred to as the "Original Issue Date".

3. The Series A Preferred Stock shall rank ahead of the Common Stock and any other capital stock of the Corporation which may hereafter be issued as to dividends and upon liquidation, dissolution or winding up.

2. Dividends Rights

Holders of shares of Series A Preferred Stock shall be entitled to receive quarterly cash dividends, out of funds legally available therefore, at the rate of six percent (6%) of the original Stated Value per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). Interest will be cumulative if not paid. The Board of Directors shall determine if dividends may be legally paid and in the Board's sole discretion whether the Corporation financial condition is such that the payment may be made without jeopardizing the Corporation's operations. If less than the full amount of dividends accumulated are paid, such payment will be on a pro-rata basis.

So long as any shares of Preferred Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any shares of Common Stock, nor shall any shares of any Common Stock be purchased, redeemed, or otherwise acquired for value by the Corporation (except for repurchases of shares of Common Stock that may be according to the terms of the Stock Program be subject to repurchase from the franchisees participating in that Program) until all such dividends owed to the Series A Preferred Stock Holders have been paid or set apart. In the event dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series A Preferred Stock in an amount per share equal (on an as if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

If so authorized by the Board, quarterly payments shall be paid as of the tenth (10th) Business Day of the month following the relevant calendar quarterly period. Dividends will begin to accrue from the date of purchase of each Unit.

3. Call and Conversion Rights

"Call" means the right given by the Corporation to each Subscriber to have the Corporation re-purchase the Series A Preferred Stock from Subscribers for $ 1.18 or $ 1.30 per share, payable in cash, upon 90 days prior written notice at the end of the third and five-year period of ownership (respectively) or earlier. NOTE: the investor will have the option rather than taking cash to invest the equivalent value of Preferred Stock at the Call price into Common Stock at the Corporation's Stated Value for the Common Stock.

The Holders of the Series A Preferred Stock shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the "**Conversion Rights**"):

(a) Optional Conversion. Subject to and in compliance with the provisions of this, any shares of Series A Preferred Stock may, at the option of the Holder after receiving a Redemption Notice, be converted into fully-paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a Holder of Series A Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the "Series A Preferred Conversion Rate" then in effect (determined as provided in Section b below by the number of shares of Series A Preferred being converted.

(b) Series A Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series A Preferred (the "Series A Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred by the "Series A Preferred Conversion Price," calculated as provided in Section (c) below.

(c) Series A Preferred Conversion Price. The conversion price for the Series A Preferred Stock shall initially be the Original Issue Price of the Series A Preferred (the "Series A Preferred Conversion Price"). Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this Section. All references to the Series A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as adjusted.

(d) Mechanics of Conversion. Each holder of Series A Preferred who desires to convert the same into shares of Common Stock rather than having the Preferred Stock redeemed shall surrender the certificate or certificates therefore, duly endorsed at the office of the Corporation or any transfer agent for the Series A Preferred, and shall give written notice to the Corporation at such office that such Holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefore, in Common Stock (at the Common Stock's Stated Value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series A Preferred being converted and (ii) in cash (at the Common Stock's Stated Value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the core holder of such shares of Common Stock on such date.

(e) Adjustment for Stock Splits and Combinations. If at anytime or from time to time on or after the date that the first share of Series A Preferred is issued (the "Original Issue Date")the Corporation effects a subdivision of the outstanding Common Stock, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 3 (e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

 (f) Adjustment for Common Stock Dividends and Distributions .If the Corporation at any time or from time to time on or after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Series A Conversion Price then in effect by a fraction: (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and (ii) the denominator of which is the sum of the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such conversion price shall be adjusted pursuant to this Section 5.9(f) to reflect the actual payment of such dividend or distribution.

 (g) Adjustment for Reclassification, Exchange and Substitution.. If at any time or from time to time on or after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer), in any such event each holder of Series A Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section with respect to the rights of the holders of Series A Preferred after the capital reorganization to the end that the provisions of this Section (including adjustment of the Series A Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Failure to Redeem. If the Preferred Stock of any Holder is not redeemed as provided after under Section 3, then the shares shall be automatically converted into Common Stock using the same conversion method set forth in this Section.

4. Liquidation, Dissolution or Winding Up

a. Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of any subsequent series of Preferred Stock that may from time to time come into existence, the Holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution for each share of Series A Preferred Stock held by them, an amount per share of Preferred Stock equal to the Original Issue Price plus all cumulative and unpaid dividends on the Preferred Stock. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all Holders of Preferred Stock of the liquidation preference, then such assets (or consideration) shall be distributed among the holders of Series A Preferred at the time outstanding, notably in proportion to the full amounts to which they would otherwise be respectively entitled.

b. After the payment of the full liquidation preference of the Series A Preferred as set forth in (a) above, the assets of the Corporation legally available for distribution in such Liquidation Event (or the consideration received by the Corporation or its stockholders in such Acquisition or Asset Transfer), if any, shall be distributed notably to the holders of the Common Stock.

5. Voting

1. General Rights. Each holder of shares of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation. Except as otherwise provided herein or as required by law, the Series A Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

2. Separate Vote of Series A Preferred. For so long as at least 100,000 shares of Series A Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series A Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation (including any   filing of a Certificate of Designation), that alters or changes the voting or other powers, preferences , or other special rights, privileges or   restrictions of the Series A Preferred;

Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

3. Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

4. Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than any repurchases that may be required under the franchisee Stock Program.

5. Any agreement by the Corporation or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4 hereof);

6. Any increase or decrease in the authorized number of members of the Corporation's Board of Directors. Any voluntary dissolution or liquidation of the Corporation. Any creation (by amendment of this Amended and Restated Certificate of Incorporation, reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock; or

7. Any increase or decrease in the authorized number of members of the Corporation's Board.

6. Election of Directors

(i) Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(ii) Effective with the Original Issue Date of the first Unit, the Board of Directors shall consist of seven directors.

(iii) So long as any shares of Series A Preferred Stock remain outstanding, the Holders, voting as a separate class, shall be entitled to elect one (1) member of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors of the Corporation (the "Preferred Designee"); and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director; however, the provisions of this Section 4c(iii) shall cease to be of any further force or effect upon (i) the consummationof a Public Offering; or (ii) a Redemption (as defined in Section 5.5).

(iii) The holders of Common Stock, voting as a separate class, shall be entitled to elect the other six members of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. Once there are no shares of Series A Preferred outstanding, then the Holders of Common stock shall also elect the seventh member of the Board of Directors in the same manner. The other six members have already been elected and are currently serving as directors in accordance with the Corporation Bylaws.

(iv) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115(b) of the California General Corporation Law.

- Common Stock: 6,000,000

The Corporation is authorized to issue 16,000,000 shares of Common Stock. The holders of Common Stock are entitled to pro rata dividends and distributions, with respect to the ordinary Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe to any new stock, nor is any share subject to redemption. All shares of Common Stock now outstanding and those which may be issued either to franchisees (existing and new) for the Corporation Share Program or upon the conversion of any Preferred Stock issued upon the sale of any Units are, and will be, fully paid, validly issued and non-assessable.

The Corporation has never paid any dividends to holders of the Common Stock. No dividend may be paid on the Common Stock while any shares of Preferred

Stock are issued and outstanding. The Corporation does not presently intend to pay any cash dividends or Common Stock dividends to the Common Stock shareholders in the foreseeable future. The declaration in the future of any cash or stock dividends will depend upon the Corporation's capital requirements and financial position, general economic conditions, and other pertinent factors. Management intends to reinvest earnings, if any, in the development and expansion of the Corporation's business.

THE BOARD HAS AUTHORIZED THAT 1.0 MILLION COMMON SHARES BE SET ASIDE TO BE ISSUED TO EXISTING AND FUTURE FRANCHISEES AND MANAGEMENT. THIS AUTHORIZATION TOOK PLACE IN 2015 (AUGUST) SINCE THAT TIME 292,500 HAVE BEEN GIFTED WITH YEAR 2018 GIFTS YET TO BE ANNOUNCED. ALL THESE SHARES OVER THE NEXT 3 YEARS WILL BE ISSUED AS THEY HAVE BEEN ASSIGNED FOR THE PURPOSE DESCRIBED ABOVE.

Voting

1. General Rights. Each holder of shares of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation. Except as otherwise provided herein or as required by law, the Series A Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

2. Separate Vote of Series A Preferred. For so long as at least 100,000 shares of Series A Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series A Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(I) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation (including any filing of a Certificate of Designation), that alters or changes the voting or other powers, preferences , or other special rights, privileges or restrictions of the Series A Preferred;

(ii) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

(iv)   Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than any repurchases that may be required under the franchisee Stock Program.

(v) Any agreement by the Corporation or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4 hereof);

(vi) Any increase or decrease in the authorized number of members of the Corporation's Board of Directors. Any voluntary dissolution or liquidation of the Corporation. Any creation (by amendment of this Amended and Restated Certificate of Incorporation, reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock; or

(vii) Any increase or decrease in the authorized number of members of the Corporation's Board.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Series A Preferred Stock, you will have the same voting rights as the founder, except the number of shares within your control are small.   It is the intent after this raise of capital to offer 1 seat on the Board from a Series A Preferred Stock holder.   This Series A board member will represent the approximate 2.0 million Series A Preferred shareholders.

Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Any stockholder, including minority stockholders, upon written demand under oath stating the purpose thereof, have the right under Delaware law during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from the corporation's stock ledger, a list of its stockholders, and its other books and records; and subject to certain conditions a subsidiary's books and records.   A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. Preferred Stock holders have such other rights as are otherwise stated herein.

Dilution

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

 If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

THEREFORE, THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
 ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES SHOULD BE AWARE

OF ALL THE RISKS SET FORTH IN THIS MEMORANDUM (SEE "RISK FACTORS')
AND/OR SHOULD CONSULT WITH THEIR LEGAL, TAX, AND OTHER FINANCIAL
ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES OFFERED
HEREBY AND/OR AFFORD TO LOSE A PORTION OR ALL OF THEIR INVESTMENT
AND HAVE NO NEED FOR A CURRENT RETURN ON THEIR INVESTMENT HEREOF.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

WHERE WE HAVE BEEN:

Building a successful global franchise brand requires sufficient investment of time and financial resources (approximately 8-10 years, and investment level ranging $6 - 10 million).

During the initial years, revenues to support operations are derived from award of franchise licenses. The investment bridge between sufficient revenues and the costs of infrastructure and management needed to build the franchise system, comes from seed capital and investment from its shareholders. As franchise systems mature, it is the recurring royalty revenue stream from those awarded licenses that create compounded annuities and value.   The size of this recurring revenue stream establishes the true value for the franchise entity and its shareholders. Most mature brands derive 70%-85% of their recurring annual revenues from royalties.

Cash breakeven for II Transatlantic Inc. (IITI), where the company can sustain its operations with royalty revenue stream and will not be dependent on franchise fee revenues, is estimated at 85 operating units.

WHERE WE ARE TODAY:

Since 2016, our turning point for positive network validation, IITI is achieving healthy growth in both franchised store units and consistent store unit economics year on year. During the last four years, systemwide network sales growth has been averaging 8% and in 2018 through September it reached 14%.

As a result of the above healthy growth losses for the corporation have begun to fall dramatically. 2016 Operating Loss was $ 1,064,653; 2017 Operating Loss was $ 295,847.

Our operating results through the end of October indicate that our franchisee acquisition rate is greater than 2017 and our royalty growth from existing center is also greater.   To support the increased number of franchisee we have needed to add in additional operating support costs previously not incurred.   Net result projected is that our operating loss for 2018 will be at the same level as 2017.

Operating Break even for our business is anticipated to be achieved when we have 85 franchise stores open and producing royalty stream revenue for the Company. We project we anticipate to achieve this number of operating stores by the end of 2019, making year 2020 our first positive profit year.   Please refer to projected financial cash forecast for year 2018-2021.

The proceeds requested will ensure that multiple activities of franchise growth and franchise support will take place at appropriate levels to ensure the Company turns its financial cash forecast as provided. If the Company does not achieve funding at least to the level of $500,000 then financial break even will be delayed by another year.

IITI has also created a genuine Franchisee -Franchisor owned partnership enterprise. The company awards every franchise partner with 10,000 common shares when they join the system. This innovative partnership opportunity brings unity and common vision and improves compliance.

With franchise growth momentum, strong validation and referral from our network, healthy network sales growth and strong growth in qualified prospects reviewing our investment opportunity, we forecast our cash breakeven will be reached by year end 2019.

Financial Milestones

WHERE ARE WE GOING:

After cash breakeven has been achieved, the enterprise value will accelerate for several reasons:

> Our network will be approaching 100 units, and over 100 units our ability to consider an IPO increases;

> Being cash flow positive will put us in a strong position to consider acquisition of

smaller competitors

> Enterprise value will grow by having a strong Balance Sheet, a healthy cash reserve and multiples of retained earnings increasing future franchisee growth positively

INVESTMENT VEHICLE:

IITI is seeking a public raise of $1,070,000.   This capital injection will help the company's goal to reach operational break even in 2019, and will help sustain momentum in system-wide revenue growth. This will provide a strong platform to achieve the goal of 100 plus operating centers in 2020.

Series A Preferred II Transatlantic shares are available for purchase, with proper disclosure, through this public raise. The opportunity is to share in the value growth that takes place as we aim to increase the number of operating franchised units to grow well past 100 units within the next 2-3 years

Franchised Unit Franchise Growth Chart (prospective)

Year	2016	2017	2018	2019	2020	2021
Area Franchisees	10	13	17	23	31	43
Store Unit Franchisees Instant Imprints	53	57	70	86	119	167
BCX Franchisees	16	6	6	6	0	0
Total Store Unit Franchisees	69	63	76	92	119	167
Country Master Franchisees	0	0	0	0	1	2

PRO FORMA - CASH FINANCIAL FORECAST	**2016** 2017	2018	2019	2020	2021
Total Revenue	$ 1,590,921	$ 2,113,157	$ 2,970,225	$ 4,773,769	$ 6,044,068
Total Direct Costs	349,181	537,293	688,805	1,054,834	1,469,493
GROSS MARGIN	1,241,740	1,575,864	2,281,410	3,721,935	4,574,575
Total Operating Expenses	1,520,261	1,902,959	2,296,532	2,877,434	3,278,537
OPERATING INCOME (L0SS)	(278,521)	(327,095)	(15,112)	844,501	1,296,038
Interest Expense on Investment Funds Series A Preferred	(54,300)	(54,300)	(121,200)	(121,200)	(121,200)
EBITDA (LOSS)	(332,821)	(381,395)	(136,312)	723,301	1,174,838
% AGE OF REV	-20.9 %	-18 %	-4.6 %	15.1 %	19.4 %
Total Cash for Operating Activities	(332,821)	(381,395)	(136,312)	723,310	1,174,838
Total Cash from (Repayment) Loans or Sale of Area Notes	302,307	300,000	(300,000)	(300,000)	
Total Cash from PPM Investments after costs		949,500			
Total Cash from PPM Investments after costs					

NET CASH	(30,514)	837,591	401,279	824,589	1,999,427
ENTERPRISE VALUE	$4.75 M	$ 5.70 M	$ 6.9 M	$ 7.23 M	$ 11.75 M

Liquidity and Capital Resources

II Transatlantic Inc., maintains bank accounts at financial institutions in the United States and Canada. Accounts in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000. Management believes the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

In December 2016, Canada obtained a line of credit with a commercial bank with a limit of $125,000 Cdn and is due on demand.   The loan bears interest at a rate of prime plus 4% (7.7% at Oct 24th , 2018) payable monthly.   This interest is being paid monthly. The outstanding balance as of October 31st 2018 is projected to be $ 60,000 Canadian an improvement over outstanding balances as of December 31st, 2017. The line of credit is secured by Canada's account receivable and fixed assets.

No line of credit exists for operations in the United States.   The company does have business credit cards secured by company operations for No Frill Franchising Inc and personal security by Ralph Askar CEO. These credit cards have an operating line combined of $ 60,000 U.S.+

The related party debt which totals $ 1,524,740 has been advanced by shareholders and management of the company either as loans or notes payable. Of this debt, $ 890,405 has monthly interest payments being paid by the Company.   All funds have been advanced to support day to day operations over a period from 2013 - 2015. While these shareholders have advised there is no fixed term of repayment, should any require payment, the company would not be able to meet such repayment terms.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

IITI requires the funds planned to be raised to ensure consistent year over year growth (as per the growth plan) and a stand alone business model that is cash positive by the end of 2019.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has forecasted that it has cash needs from 2018 and 2019 that require the minimum of $ 500,000 of new cash to be injected to allow normal business operations for the business to be sustained.   Without this level of new investment cash, the company will need to reduce its operating costs.   In doing this, it is forecast that the year for operating break even to be achieved would be delayed by a year.

This investment will ensure stability of cash allowing management to engage opportunities that could provide growth. Strategies such as expanded SEO analysis and employment of activities across all franchise store web sites. This will help facilitate customer growth and may produce faster results of the key goal of each store revenues base achieving $ 400,000.00 per year; Addition of key partner support management, thus assuring regular face to face coaching visits with franchisee owners across North America; provide cash on the balance sheet thus reducing skepticism of the health of the brand by future franchisee investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

A $ 100,000.00 minimum raise will extend normal business operations into the 1st quarter of 2019.

How long will you be able to operate the company if you raise your maximum funding goal?

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

A maximum funding goal achieved at the minimum of $ 250,000 per quarter thru 2019 will ensure continued company operations through cash break even by year end 2019.

Indebtedness

1. LONG TERM DEBT (A) Loan Amount: $115,516. 52 Note Payable to Rino Rinaldi in the amount of $115,516.52, including fully amortized monthly payment of $ 2,834 including interest of 10 % per annum, due Dec 24, 2022 Being paid monthly - Value as of 10.15.18. NOTE: This loan amount is offset by an Account Receivable entry of equal amount owed by the former franchisee to NFFI for this repurchased area license. (B) Note payable to a former area franchisee Jim Guess in the amount of $51,000.00, quarterly payments of $ 3000, plus interest of 6 % per annum on remaining balance being paid; P & I Being paid Quarterly - value as of 10.15.18 Principal due in full upon re franchise of Area (C) Note payable to a former Area franchisee Jim Guess in the amount $51,000,000 quarterly payment of $ 3000, including interest of 0 % per annum, due December 15th, 2022 Principal Being paid Quarterly - value as of 10.15.18 (D) Note payable to related party, in the amount of $124,997 interest of 7 % per annum. Biz Up owned by Askar / Hamid is the Payee No specific term of principal repayment. (E) Note payable to related party (Jomich Investments Ltd - John Tillger) in the amount of $17,000 No Specific terms of Principal repayment - no interest paid (F) Due to Related Parties in the total amount of $793,909.85 Loans advanced - No specific terms of Principal repayment. (I) Corporation under common control - Askar : $ 311,126.52 comprised of: (a) 1643064 Ontario Inc - Askar - $ 96,072.36 (b) 967107 Ontario Inc - Askar/Lyon $ 121,556.22 (c) 762507 Alberta Inc. - Askar/Lyon $ 55,619.14 (d) 1184125 Ontario Inc - Askar $ 7,575.76 (e) Alberta Trillium Area Partnership - Askar/Lyon $

30,303.03 For each of (a) thru (e) there are no set terms for repayment of these loans; (II) Partnerships under common control - Askar/Lyon: Alberta Trillium Area Partnership $ 3,574.24: There are no set terms for repayment for these amounts (III) Corps - shareholders related to IICA S/h's - Askar: 1643064 Ontario Inc., $ 2,017.42: The debtors have agreed not to call the balances owing - no set terms of repayment; (IV) Corporations whose shareholder is director of IICA - Collucci: 2217874 Ontario Inc $ 23,689.39 : There are no set terms of repayment of this debt (V) Wholly owned subsidiaries - Askar: $ 11,504.55 : 1181425 Ontario Inc. - no terms of repayment are set; (VI) Related Parties - Tillger and Askar: $ 441,997.73: $ 176,575.76 of this sum monthly -value as of 12.31.17 - Tillger - Jomich Investments Ltd. Interest is being paid monthly at prime plus 3 % (CDN prime) - all payment are current - there are no terms of principal repayment $ 265,421.97 of this sum is owed to Askar - 1184125 Ontario Inc - no terms of principal repayment are set. Loan from Rednall - $70,454.55 - value as of 10.31.18 interest at 10 % - amortization period 3 years from July 2018 - P & I being paid monthly and being met. ***Loan from Shareholder - Jomich Investments Ltd - John Tillger - $588.832.58 Interest of prime plus 3% paid monthly (Cdn) - value as of 10.31.18 - payments are current. No terms of principal repayment. No fixed term of repayment of principal. 2. SHORT TERM LOANS (A) * * * Loan from Rino in the amount of $113,636.36 Interest only @ 12% due January 2019, monthly payment being met Lender has agreed to convert this loan to P & I - 60 month amortization at 10 % interest with effect January 21st, 2019. (B) *** Loan from Celtic Bank in the amount of $200,000 Interest and principal paid weekly @ 18 % - due January 2020 - Weekly terms being met. (C) Line of Credit thru BMO Bank & Credit Card in the amount of $64,393..94 Prime plus 4 % - terms being met monthly – (D) Credit Cards $25,000.00 Credit card - interest of 10 % on card outstanding being paid monthly Business cards with terms being met monthly (E) Desio Loan in the amount $200,000 Interest at 10 % being paid quarterly. No set terms of repayment are set. NOTE: All Canadian debt converted to U.S dollars at a ratio of 1.32 Cdn $ per 1.00 U.S. $ NOTE: (1) Of the above debt the Celtic short term debt is due to be fully paid down by the end of May 2019. (2) Agreement has been reached with the short term note for $ 133, 636 from Rino - this note will be amortized over 5 years with effect February 2019. All other notes remain as per terms advised by note. *** The items marked with *** identifies indebtedness NOT shown on the Corporation's balance sheet as of December 2017. The total indebtedness to be added subsequent to December 2017 balance sheet corporate financials as summed by loans identified by the asterisks is $ 823,606.25.

Recent offerings of securities

None

Valuation

$6,985,000.00

COMPANY VALUATION II Transatlantic Inc. (Global Parent Company for Instant Imprints Franchise) Building a successful global Master Franchise concept requires substantial amount of resources, both financial and management infrastructure. Approximately 10+ years and investment of anywhere from $5M to $10M or more. For the first 4 years since acquiring the Instant Imprints brand in 2011, Ralph Askar began recruiting high-level experienced franchise management talent. The new management team has improved the business model with the introduction of more digital technology and equipment, a smaller store footprint along with an all new showroom design which is inclusive of e-commerce capabilities. The Corporation has also re-engineered its operations and training curriculum and has developed an entirely new training program with major emphasis on business development designed to deliver faster ramp up to profitability, increased margins and increased average order size. Franchise systems will only grow if franchisees within the system provide strong referrals. During the formidable years of a global franchise operation, the bulk of revenues to support the operation are derived from the award of Franchise licenses. At the same time, substantial capitalization is required to have the organizational and management infrastructure in place, as well, to pay for ongoing R&D, automation and operational costs. The startup capitalization typically comes from shareholder investments. As the franchise systems mature, the company receives compounded recurring royalty revenues which in turn creates value. The size of this recurring revenue stream establishes the true value for the franchise entity and its shareholders. Since 2015, management focus has been to establish a superior partner support foundation therefore allowing stronger validation and growth through network referrals. By the end of calendar year 2018, management anticipates having 70 operating centers. The company should reach a cash breakeven position having 85-90 operating centers. Cash breakeven is calculated based on royalty revenue stream from existing units covering all the annual operating expenses. The State of our Brand for 2018: 2018 Stats –Sales Growth was at 13% (During the last 3 consecutive years it was at +/- 8%) New Areas 1 New Centers 10 Transfer Sales 6; US Development 2nd half of 2018: Plano, TX, San Marcos, CA, Arlington Heights, IL and Gainesville, Florida ; Canadian Development during 2nd half of 2018: Welland, & Barrie Ontario and Calgary and Edmonton Alberta. Based on current momentum, a strong franchisee validation, and experiencing double-digit network sales growth, we forecast achieving cash breakeven by mid to year end 2019. Global Master Franchise opportunities when they have reached maturity, are valued based on multiple of earnings (EBITDA). However, when they are in a growth status and are experiencing positive trends (both unit and network sales growth), they are valued based on either a multiple of operating units, and/or based on multiple of annual royalty revenues. The future growth opportunity of the franchise system also should be factored when estimating the valuation. To date, the shareholders and directors have invested more than $6M US to build the Instant Imprints infrastructure. Based on 70 operating centers, we estimate today's company valuation at approximately $6.985 M. NOTE: The offering price per share of the Units has been determined without negotiations between the Corporation and any Offeree. Since there is no established public market for the stock of the Corporation, the offering price of the shares hereunder has been arbitrarily determined. Among the factors considered in determining the price were the start-up nature of the Corporation, estimates of the Corporation's prospects, the background of the Corporation's management and directors and current conditions in the

Corporation's industry. There is no relationship between the offering price and the Corporation's asset value, net worth or other established criteria of value, and in no event should the offering price be regarded as an indication of any future market price for the Series A Preferred Shares or the Common Stock. The offering price should not be considered to represent the actual value of the Units.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
Estimated Administrative and Legal Costs	$ 1,250	$120,500
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$8,150	$885,300
Use of Net Proceeds:		
Operations Support	$8,150	$100,000
Additional Management	$0	$250,000
Advertising & Development & Related Costs	$0	$250,000
E-Commerce Projects; Web Portal Enhancements	$0	$75,000
Balance Sheet Improvement	$0	$210,300
Total Use of Net Proceeds	$8,150	$885,300

Employment of funds as identified below

Description of Use of Proceeds

D. Additional Management - Hiring of 2 development personnel who will be used to create and screen additional lead inquiries for the franchise.   It is estimated that the brand needs 120 leads to drive one final qualified franchisee investor. The objective to drive growth of 30 - 40 new franchisee units per year implies growing leads from a current annual level of 1200 per year to 4000 per year over a 2 year program.

E. Advertising/Development & Related Costs - A focus as described above is to increase lead inquiries. This will take place through additional advertising through multiple portal sites, franchise media and magazines; effective media stores and pod broadcasts; in store referral programs which need management; and local trade shows

F. E-Commerce Projects; Web Portal Enhancement - Expand the current yearly commitment of SEO activities across all store and company web sites.   Drive more effective purchasing habits from prospects customers of the franchise store units; and franchise development inquiries.

G. Operations Support - research into improved production equipment for store operations; expand u-tube how to educational procedures; expanded travel and visits to all franchisees yearly to ensure coaching and support is provided universally; ensure bi-annual franchisee conferences for learning and interface

H. Balance Sheet Improvement - Cash on the balance sheet will provide increased assurance to future franchisees that IITI is a stable franchisor as historical financial results will continue to show negative results through 2019. This is important for the Company as prospective franchisee investors have full disclosure about the financial health of the Company through review of the past two years of operating performance.   Showing a balance sheet with cash will assist in overcoming concerns about financial stability and should assist with moving future franchise investment positively ahead.

NOTE: None of the invested funds are anticipated to be used to pay off company debt.

However, we currently have outstanding notes payables and interest payable which totals $ 36,000 per month. This will decline to $ 15,783 as of December 2019. While Management believes that this payment level can be met, in the unlikely event it can not be met, it would mean that $ 100,000 of the expected raise in Capital would have to be used to pay off one short term loan.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to suppliers; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. For example, we currently have outstanding notes payables and interest payable which totals $ 36,000 per month. This will decline to $ 15,783 as of December 2019 While Management believes that this payment level can be met, in the unlikely event it can not be met, it would mean that $ 100,000 of the expected raise in Capital would have to be used to pay off one short term loan.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.instantimprints.com/annualreport in the tab labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR II Transatlantic, Inc.

[See attached]

II Transatlantic, Inc.
Consolidated Financial Statements and Independent Accountants' Review Report

December 31, 2018 and 2017

II Transatlantic, Inc.

Table of Contents

HINZMAN & ASSOCIATES
A PROFESSIONAL CORPORATION • CERTIFIED PUBLIC ACCOUNTANTS

9820 Willow Creek Road • Suite 270

San Diego, California 92131

Phone: (858) 535-1600

Fax: (858) 535-1649

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

April 24, 2019

Board of Directors
II Transatlantic, Inc.
San Diego, California

We have reviewed the accompanying consolidated financial statements of II Transatlantic, Inc.(a corporation), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedules 1-4 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.



Hinzman & Associates

HINZMAN & ASSOCIATES
A Professional Corporation
Certified Public Accountants

II Transatlantic, Inc.
Consolidated Balance Sheet
December 31, 2018 and 2017

Assets

	2018	2017
Current assets:		
Cash and cash equivalents	$ 9,357	$ 2,961
Accounts receivable, net	212,670	235,415
Prepaid expenses	38,158	19,368
Current portion of note receivable	21,000	120,373
Total current assets	281,185	378,117
Notes receivable	209,500	246,824
Deposits	8,743	8,743
Property and equipment, net	33,609	51,527
Intangible assets - area franchise rights	439,602	521,919
	$ 972,639	$ 1,207,130

Liabilities and Stockholders' Equity

	2018	2017
Current liabilities:		
Accounts payable	$ 547,631	$ 407,243
Accrued expenses	191,560	374,941
Due to national media fund	242,521	257,664
Accrued interest - shareholders	144,363	96,259
Due to related parties	1,204,631	833,545
Line of credit	72,807	83,778
Deposits from customers	90,443	61,063
Current portion of notes payable	170,496	93,647
Total current liabilities	2,664,452	2,208,140
Deferred rent	8,206	-
Notes payable, net of current portion	302,593	239,468
	310,799	239,468
Total liabilities	2,975,251	2,447,607
Stockholders' equity:		
Preferred stock	1,007,500	975,000
Common stock	-	-
Additional paid in capital	3,202,622	3,202,622
Retained earnings (deficit)	(6,330,565)	(5,457,810)
Accumulated other comprehensive income	117,831	39,710
Total stockholders' equity	(2,002,612)	(1,240,478)
	$ 972,639	$ 1,207,130

II Transatlantic, Inc.
Consolidated Statement of Operations
For years ended December 31, 2018 and 2017

	2018	2017
Franchise income:		
Area franchise sales	$ 157,500	$ 375,000
Regional franchise sales	287,305	186,822
Royalty and marketing fees	892,617	820,268
Technology fees	92,444	57,426
Consulting fees	-	7,701
Buildout administration fees	75,927	54,175
Equipment sales	185,899	-
Training	48,160	24,321
Transfer and processing fees	69,303	-
Other income	9,521	54,521
	1,818,676	1,580,234
Cost of sales:		
Franchise sales commissions	339,108	121,205
Royalty commissions	162,587	210,958
Training	11,867	10,628
Transfer fees commission	28,060	-
Equipment	152,313	-
Other	2,913	6,391
	696,847	349,181
Gross profit	1,121,828	1,231,053
Expenses:		
General and administrative	1,500,166	1,364,027
	1,500,166	1,364,027
Income (loss) from operations	(378,338)	(132,974)
Other income (expense):		
Interest income	13,601	32,303
Interest expense	(147,196)	(120,953)
Gain (loss) on assignment of note receivable	(22,500)	-
Loss on debt forgiveness by related parties	(347,342)	-
Gain (loss) on disposal of assets	-	(1,550)
Foreign currency transaction gain (loss)	9,820	(6,442)
Income (loss) before income taxes	(871,955)	(229,616)
Income tax expense	800	1,600
Net income (loss)	(872,755)	(231,216)
Other comprehensive income		
Foreign currency translation adjustments	78,121	(64,631)
Comprehensive income	$ (794,634)	$ (295,847)

II Transatlantic, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For years ended December 31, 2018 and 2017

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional paid-in capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2016	875,000	$ 875,000	5,207,500	$ -	$ 3,202,622	$ (5,226,594)	$ 104,341	$ (1,044,631)
Additional unites sold	100,000	100,000	-	-	-	-	-	100,000
Shares issued under franchisee stock program			85,000	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(64,631)	(64,631)
Net loss, year ended December 31, 2017	-	-	-	-	-	(231,216)	-	(231,216)
Balances, December 31, 2016	975,000	975,000	5,292,500	-	3,202,622	(5,457,810)	39,710	(1,240,478)
Additional units sold	32,500	32,500	-	-	-	-	-	32,500
Shares issued under franchisee stock program			92,000	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	78,121	78,121
Net loss, year ended December 31, 2018	-	-	-	-	-	(872,755)	-	(872,755)
Balances, December 31, 2018	1,007,500	$ 1,007,500	5,384,500	$ -	$ 3,202,622	$ (6,330,565)	$ 117,831	$ (2,002,612)

The accompanying notes and independent accountants' review report

II Transatlantic, Inc.
Consolidated Statement of Cash Flows
For years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (872,755)	$ (231,216)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation and amortization	52,242	45,291
Cancellation of notes receivable	-	1,550
Gain (loss) on assignment of note receivable	22,500	-
Loss on debt forgiveness by related parties	347,342	-
Gain (loss) on foreign currency translation	78,121	(64,631)
(Increase) decrease in:		
Accounts receivable	22,745	(27,219)
Prepaid expenses	(18,790)	5,127
Increase (decrease) in:		
Accounts payable	140,388	41,588
Accrued expenses	(183,381)	(122,283)
Due to national media fund	(15,143)	135,382
Accrued interest	48,104	56,303
Deposits from customers	29,380	17,559
Deferred rent	8,206	-
Net cash (used) provided by operating activities	(341,041)	(142,549)
Cash flows from investing activities		
Increase (decrease) in deposits	-	569
Collection of note receivable	87,197	-
Proceeds from area sale offset against capitalized area rights	50,000	-
Issuance of new notes receivable	(63,000)	(120,699)
Proceeds from disposal of assets	-	9,908
Proceeds fron assignment of note receivable	90,000	-
Purchase of property and equipment	(2,007)	(8,163)
Purchase of intangible assets	-	(168,937)
Net cash provided (used) by investing activities	162,190	(287,322)
Cash flows from financing activities		
Proceeds from line of credit	(10,971)	45,164
Proceeds from sale of preferred share	32,500	100,000
Due from (to) related parties	23,744	296,355
Proceeds from long-term debt	259,950	-
Repayments on long-term debt	(119,976)	(15,712)
Net cash provided by financing activities	185,247	425,807
Net increase (decrease) in cash	6,396	(4,064)
Cash, beginning of year	2,961	7,025
Cash, end of year	$ 9,357	$ 2,961
Supplemental schedule of cash flow information		
Cash paid during the period for interest	$ 99,091	$ 64,647
Cash paid during the period for income taxes	$ 800	$ 1,600
Discharge of note receivable for area franchise rights	$ -	$ 153,000

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization

    II Transatlantic, Inc.(IITI) is a privately held corporation, incorporated in Delaware in February 2015. The corporate head office is located at 6615 Flanders Drive, Suite B, San Diego, CA 92121. The Corporation has three wholly-owned subsidiaries: No Frill Franchising, Inc. incorporated in the state of Delaware USA; II CA, Inc. incorporated in the province of Ontario, Canada, and Instant Imprints UK Ltd. incorporated in the UK (II UK) (inactive).

    IITI owns the trademarks, brand and intellectual property for the Instant Imprints brand and franchise system (worldwide) and for Business Card Xpress (BCX).

    IITI directly owns the master licenses for Canada, the United States of America and the United Kingdom. There are a total of 59 franchised store locations operating in Canada and the United States as of December 31, 2018 under the Instant Imprints brand and 6 franchised store locations under the BCX brand.

    Principles of consolidation

    The accompanying consolidated financial statements include the accounts of IITI and its wholly-owned subsidiaries, II CA, Inc. (Canada) and No Frill Franchising, Inc.(No Frill), collectively referred to as "the Company". All significant intercompany balances and transactions have been eliminated in consolidation.

    Basis of accounting

    The financial statements of the Company have been prepared in conformity with generally accepted accounting principles on the accrual basis and accordingly reflect all significant assets, payables and other liabilities.

    Concentration of credit risk

    The Company maintains bank accounts at financial institutions in the United States and Canada. Accounts in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000. Management believes the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable consists of outstanding amounts due from royalties and sale of products. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts was $61,378 and $63,595 at December 31, 2018 and 2017, respectively.

Notes receivable

Notes receivable includes a loan totaling $0 and $40,373 at December 31, 2018 and 2017, respectively, to a Canada area developer to facilitate the sale of an area. The loan carried interest at 6% per annum and was assigned to a related party at a discount of $5,880 during 2018.

Notes receivable includes two loans totaling $230,000 and $280,000 to two area developers to facilitate the sale of two No Frill areas at December 31, 2018 and 2017, respectively. The loans carry interest at 7% per annum, $21,000 of one loan is due December 31, 2019, the remaining amounts mature in 2022 or when the area business opens. The notes are collateralized by the areas as well as personal guarantees.

No Frill sold an area franchise during 2017 in exchange for cash and a note receivable of $112,500. During 2018, the Company assigned this note to an independent outsider at a discount of $22,500 and guaranteed its collection.

Notes receivable also includes one No Frill loan to a franchisee for past due royalties totaling $0 and $11,874 at December 31, 2018 and 2017, respectively. The loan carried interest at 6% per annum and was collected in 2018.

No Frill sold an area franchise during 2012 in exchange for cash and a note receivable. Subsequent to the area sale, No Frill assigned this note to an independent outsider and guaranteed its collection. No Frill repurchased this note receivable during 2016 in exchange for a note payable of $153,000, see Note 9 for details. During 2017 the area was repurchased by No Frill and the note receivable was discharged, see Note 8 for details.

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Notes receivable (continued)

The maximum amount of loss due to credit risk will be the outstanding balances at the time of default. Interest is recorded as revenue when earned.

Property and Equipment

Property and equipment is carried at cost and depreciated using straight line and declining balance methods over the estimated useful lives of the individual assets, generally three to fifteen years for all assets.

Intangible assets

The Company capitalized the costs of license rights and repurchased area franchise rights as intangible assets. Repurchased area franchise rights are considered perpetual rights in specified territories and not amortized. The license rights are being amortized on a straight-line basis over their estimated useful life of 10 to 15 years. The Company periodically reviews the carrying value of its intangible assets to determine whether impairment exists. The Company considers relevant usage information in assessing whether the carrying value of the intangible assets is impaired.

The Company has reviewed the carrying value of these license rights and determined that there is no impairment of the intangible assets at December 31, 2018 and 2017.

Deferred rent

Rent expense for the office lease (see Note 6), which has a fixed escalation clause, is recorded on a straight-line basis over the term of the lease. Accordingly, rent expense incurred in excess of rent paid is reflected as deferred rent in the accompanying consolidated balance sheet.

Advertising

It is the Company's policy to expense advertising costs as they are incurred. Advertising and related expenses including public relations and tradeshow costs totaled $72,783 and $32,682 for the years ended December 31, 2018 and 2017, respectively.

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Franchise agreement

No Frill and Canada are both franchisors of the Instant Imprints franchise brand. As such both entities sell area and regional franchises for varying fees with 10-15 year terms, with optional renewal terms.

Franchise fees and associated costs are recognized as revenue and expense when the franchisee has signed its franchise agreement, store location has been selected and training has been completed. Franchise fees received from franchises for which location has not been selected and training has not been completed are recorded as a liability; costs associated with such advance franchise fees are recorded as an asset. The opening launch marketing program fees are recorded as a liability until marketing expenditures are incurred.

The franchise agreements also provide for continuing royalties, marketing and technology development fees, all of which are recognized as revenue when earned. The agreements also call for contributions to a national media fund, which are recorded as a liability until national media expenditures are incurred.

Both entities are obligated to share fees generated by new franchises with area developers if there is an area developer in the franchise territory.

In December 2016 the Company also purchased 21 existing franchises from BizCard Xpress, LLC, these franchise agreements call for continuing franchise fees similar to those of No Frill and Canada.

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

    Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Sales taxes

    The Company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities on the balance sheet until remitted to state agencies. Accrued sales taxes were $19,561 at December 31, 2018 and 2017.

    Income Taxes

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities. The Company's policy is to record interest and penalties on uncertain tax positions as a component of income tax expense.

2. **DUE (TO) FROM RELATED PARTIES**

Amounts due (to) from related parties at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Due from (to) related parties of Canada	$ (1,084,944)	$ (805,023)
Due from (to) related parties of IITI	(221,112)	-
Due from (to) related parties of No Frill	101,425	(28,522)
	$ (1,204,631)	$ (833,545)

Amounts due to related parties of IITI include a corporation under common control of Canada and an IITI preferred shareholder. For additional information regarding related party transactions, see reviewed financial statements for Canada and audited financial statements for No Frill at December 31, 2018 and 2017.

3. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Office equipment	$ 7,281	$ 7,281
Computer equipment	11,286	9,870
Furniture and fixtures	75,919	79,615
Software	24,975	25,471
Leasehold improvements	60,590	60,826
	180,051	183,063
Less accumulated depreciation	(146,442)	(131,536)
Total property and equipment	$ 33,609	$ 51,527

Depreciation expense was $19,925 and $30,291 for 2018 and 2017, respectively.

4. **INTANGIBLE ASSETS**

Intangible assets as of December 2018 and 2017 consisted of following:

	2018	2017
License rights	$ 322,967	$ 338,093
Repurchased area rights	273,394	327,801
Less: accumulated amortization	(156,759)	(143,975)
	$ 439,602	$ 521,919

Amortization expense was $32,317 and $33,211 for the years ended December 31, 2018 and 2017, respectively. Future amortization expense as of December 31, 2018 is as follows:

Year ending December 31,	
2019	$ 26,600
2020	26,600
2021	26,600
2022	26,400
2023	15,000
Thereafter	45,000
	$ 166,200

5. **LINE OF CREDIT**

Canada has an operating line of credit with a commercial bank with a limit of $91,625 and is due on demand. The loan bears interest at a rate of prime plus 4% (7.7% at December 31, 2018) payable monthly. The outstanding balance was $72,807 and $83,778 at December 31, 2018 and 2017, respectively. The line of credit is secured by Canada's accounts receivable and fixed assets.

6.   COMMITMENTS AND CONTINGENCIES

The Company leases offices and equipment under operating leases over the next two to five years.

The aggregate future minimum rental commitments under these leases are as follows for the years ending December 31:

	No Frill	Canada	Total
2019	$ 96,000	$ 30,400	$ 126,400
2020	96,600	15,300	111,900
2021	100,200	-	100,200
2022	105,000	-	105,000
	$ 397,800	$ 45,700	$ 443,500

Rent expense related to these leases totaled $131,015 and $106,264 for the years ended December 31, 2018 and 2017, respectively.

The Company is involved in various legal matters in the ordinary course of business. In the opinion of management, these matters are not anticipated to have a material adverse effect on the results of operations, financial position or liquidity of the Company.

7.   GUARANTEE

No Frill sold two areas franchise during 2018 and 2016 in exchange for cash and a note receivable. Subsequent to the area sale, No Frill assigned the note receivable to a related party and an unrelated party, at a discount of $22,500 and $9,900, respectively. No Frill has guaranteed the collection of this note, which totaled $195,000 and $82,500 at December 31, 2018 and 2017, respectively. There is currently no recorded liability for potential losses under this guarantee as collection is presumed.

Canada has provided guarantees on the balances of notes purchased from Canada and assumed by certain parties, in exchange for cash considerations. Total guarantees amounting to $73,372 and $54,090 at December 31, 2018 and 2017, respectively. The amounts guaranteed to related parties are $48,734 and $0 at December 31, 2018 and 2017, respectively.

8. **LONG-TERM DEBT**

Long-term debt is comprised of the following at December 31:

	2018	2017
Note payable to Celtic Bank, weekly payments of $4,808, including interest of 68% per annum, secured by all No Frill assets, due January 13, 2020	$ 92,830	$ -
Note payable to an individual, including fully amortized monthly payments of $2,834, including interest of 10% per annum, due December 24, 2022	111,757	133,405
Note payable to a former area franchisee, quaterly payment of $3,000, including interest of 6% per annum with remaining balance due December 15, 2022	48,000	60,000
Note payable to a former area franchisee, quaterly payment of $3,000, including interest of 0% per annum, due December 15, 2022	48,000	60,000
Note payable to a third party, with interest only of 10% per annum, unsecured, no repayment terms	62,552	79,710
Note payable to a third party, fully amortized monthly payments of $2,336, including interest of 10% per annum, due January 15, 2024	109,950	-
	473,089	333,115
Less current portion	170,496	93,647
Long-term portion	$ 302,593	$ 239,468

9. **LONG-TERM DEBT (continued)**

Year ended: December 31, 2019	$	170,496
	2020	105,264
	2021	88,565
	2022	80,095
	2023	26,353
	Thereafter	2,316
	$	473,089

10. **INCOME TAXES**

The income tax provision consisted of the following for the years ended December 31, 2018 and 2017:

2018

	Current		Deferred		Total	
Federal	$	-	$	-	$	-
State		800		-		800
	$	800	$	-	$	800

2017

	Current		Deferred		Total	
Federal	$	-	$	-	$	-
State		1,600		-		1,600
	$	1,600	$	-	$	1,600

10.   **INCOME TAXES (continued)**

A reconciliation of amounts computed by applying the federal statutory income tax rate to income before income taxes to the amounts recorded in the statement of operations is as follows:

	2018			
	No Frill	Canada	IITI	Consolidated Total
Amount computed as statutory federal rate	$ (99,473)	$ (158,824)	$ -	$ (258,297)
Accounts receivable reserve	138	-	-	138
Meals and entertainment expenses	3,265	1,718	-	4,983
State income tax expense	800		-	800
Gain on debt	-		-	-
Amortization	-	4,046	-	4,046
Capital cost allowance	-	(6,601)	-	(6,601)
Loss on notes receivable	-	129,755	-	129,755
Increase in valuation allowance	96,070	3,496	-	99,566
Small business deduction	-	26,410	-	26,410
	$ 800	-	$ -	$ 800

	2017			
	No Frill	Canada	IITI	Consolidated Total
Amount computed as statutory federal rate	$ 11,052	$ (747,033)	$ -	$ (735,981)
Accounts receivable reserve	(1,050)	-	-	(1,050)
Meals and entertainment expenses	2,606	942	-	3,548
State income tax expense	1,600	-	-	1,600
Gain on debt	-	(35,034)	-	(35,034)
Amortization	-	5,027	-	5,027
Capital cost allowance	-	(6,967)	-	(6,967)
Loss on notes receivable	-	743,411	-	743,411
Increase in valuation allowance	(12,608)	4,689	-	(7,919)
Small business deduction	-	34,965	-	34,965
	$1,600	$ -	$ -	$ 1,600

10. **INCOME TAXES (continued)**

The components of the Company's deferred tax assets (liabilities) are summarized as follows:

2018

	No Frill	Canada	IITI	Consolidated Total
Accumulated depreciation	$ 857	$ -	$ -	$ 857
Net operating losses	1,099,703	1,566,182	-	2,665,885
Accounts receivable reserve	(10,280)	-	-	(10,280)
	1,090,280	1,566,182	-	2,656,462
Deferred tax asset valuation allowance	(1,090,280)	(1,566,182)	-	(2,656,462)
Net deferred tax assets	$ -	$ -	$ -	$ -

2017

	No Frill	Canada	IITI	Consolidated Total
Accumulated depreciation	$ 1,071	$ -	$ -	$ 1,071
Net operating losses	974,610	1,623,154	-	2,597,764
Accounts receivable reserve	(10,107)	-	-	(10,107)
	965,574	1,623,154	-	2,588,728
Deferred tax asset valuation allowance	(965,574)	(1,623,154)	-	(2,588,728)
Net deferred tax assets	$ -	$ -	$ -	$ -

The Company established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the reliability of such assets.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of as follows:

	Amount	Expiration Starts
Canada	$1.7 million	2028
No Frill	$2.6 millon	2034
IITI	$ -	None

11.   **CONTINUING OPERATIONS**

As reflected in the accompanying financial statements, The Company has minimal cash balances, has experienced significant operating losses in the past and has negative equity. These factors raise concerns about the Company's ability to continue as a going concern.

Building a global master franchise license requires time (approximately 5 – 6 years) and investment of resources ($5 – $6 million).

For the first four years since acquiring the Instant Imprints brand in 2011, our shareholders began recruiting high-level, franchise experienced management. The new management team has moved the business model to have more digital technology equipment, a smaller store footprint along with an all new showroom design inclusive of e-commerce capabilities. The Corporation has also re-engineered its operations manuals and developed an entirely new training curriculum that is designed to deliver faster ramp up to profitability, increased margins and increased average order size.

Franchise systems will only grow if franchisees within the system provide strong referrals.

During the initial years of a master franchise, revenues to support operations are dependent upon licensee awards. The bridge time (and capital to support this time), between these revenues growing at a fast enough rate to support the costs of infrastructure and management needed (the franchise system) comes from investment from its shareholders. As franchise systems mature it is recurring royalty revenues from those awarded licensees that create value. The size of this recurring revenue stream establishes the true value for the franchise entity and its shareholders.

To provide ongoing capital support beyond the shareholders continuing investment, management established IITI in 2015, see Note 1. A Private Placement Memorandum (PPM) using Preferred Shares of IITI was created and through management's efforts a total of $985,000 has been raised through investment into IITI as of 2018.

Management forecasts that it will require approximately $1,000,000 of PPM investment during 2019 to drive the growth opportunities available and support the existing network. To this end, in the 1st quarter of 2019 it launched a PPM funding opportunity through StartEngine, a crowd funding business portal.

This investment level along with expected new franchisee growth of 16 new store units and 4 area franchisees during 2019 will ensure financial stability for the Company.   This level of new growth is achievable based upon new franchisee growth achieved by the Company in each of the past two years.

11. **CONTINUING OPERATIONS (continued)**

It is expected that royalty revenue growth will continue to grow at greater than 10 % as new stores opened during 2018 fully come on stream augmented by new store growth from the current year.

The ability of the Company to meet its future operating needs is dependent upon increasing its franchise network and raising additional capital from the PPM.

12. **STOCKHOLDERS' EQUITY**

In 2015 IITI set aside 1,000,000 shares for issuance under a Franchisee Stock Program ("Stock Program") which was adopted in June 2015. The Stock Program, implemented in July 2015, allows for the award of up to 10,000 shares to each franchisee of the Instant Imprint brand over four years at 2,500 shares per year.

IITI has authorized 16 million shares of common stock, of which 5,384,500 shares were issued and outstanding at December 31, 2018. The stock has no par value.

IITI also authorized 4 million preferred shares. The preferred shares are sold as a unit of 500 shares with par value at $1 per share. The preferred stock includes a 6% dividend paid or accrued quarterly once the Company reaches profitability. The preferred units are subject to a call option equal to $590 after three years or $650 after five years. The preferred shares are also convertible into common stock.

13. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued.

II Transatlantic, Inc.
Supplemental Information
Schedule 1 - Consolidating Balance Sheet
December 31, 2018

Assets

	Canada	IITI	No Frill	Elimination	Total
Current assets:					
Cash and cash equivalents	$ 1,893	1,518	5,946	$ -	$ 9,357
Accounts receivable, net	77,132	61,179	74,359	-	212,670
Prepaid expenses	6,658	-	31,500	-	38,158
Note receivable from IITI	197,661	-	72,474	(270,135)	-
Note receivable from No Frill	52,973	-	-	(52,973)	-
Current portion of note receivable	-	-	21,000	-	21,000
Total current assets	336,317	62,697	205,279	(323,108)	281,185
Notes receivable	-	-	209,500	-	209,500
Deposits	-	-	8,743	-	8,743
Property and equipment, net	7,812	-	25,797	-	33,609
Intangible assets, net	96,602	758,787	223,000	(638,787)	439,602
Investment in Subsidiary-NFFI	-	1,835,166	-	(1,835,166)	-
Investment in Subsidiary-IICA	-	2,033,548	-	(2,033,548)	-
	$ 440,731	$ 4,690,198	$ 672,319	$ (4,830,609)	$ 972,639

Liabilities and Stockholders' Equity

	Canada	IITI	No Frill	Elimination	Total
Current liabilities:					
Accounts payable	$ 208,077	150,196	189,358	$ -	$ 547,631
Accrued expenses	327	3,303	187,930	-	191,560
Due to national media fund	113,872	-	128,649	-	242,521
Accrued interest - shareholders	-	144,363	-	-	144,363
Due to related parties	1,084,944	491,248	(48,453)	(323,108)	1,204,631
Line of credit	72,807	-	-	-	72,807
Deposits from customers	46,493	-	43,950	-	90,443
Current portion of notes payable	39,456	-	131,040	-	170,496
Total current liabilities	1,565,976	789,110	632,474	(323,108)	2,664,452
Deferred rent	-	-	8,206	-	8,206
Notes payable, net of current portion	133,046	-	169,547	-	302,593
	133,046	-	177,753	-	310,799
Total liabilities	1,699,022	789,110	810,227	(323,108)	2,975,251
Stockholders' equity:					
Preferred stock	-	1,007,500	-	-	1,007,500
Common stock	2,761,232	2,033,548	11	(4,794,791)	-
Additional paid in capital	-	-	2,534,969	667,653	3,202,622
Retained earnings (deficit)	(4,097,643)	860,040	(2,672,888)	(420,074)	(6,330,565)
Accumulated other comprehensive income	78,121	-	-	39,710	117,831
Total stockholders' equity	(1,258,291)	3,901,088	(137,908)	(4,507,501)	(2,002,612)
	$ 440,731	$ 4,690,198	$ 672,319	$ (4,830,609)	$ 972,639

II Transatlantic, Inc.
Supplemental Information
Schedule 2 - Consolidating Statement of Operations and Comprehensive Income
For year ended December 31, 2018

	Canada	IITI	No Frill	Elimination	Total
Franchise income:					
Area franchise sales	$ -	$ -	$ 157,500	$ -	$ 157,500
Regional franchise sales	97,555	-	189,750	-	287,305
Royalty and marketing fees	341,338	57,833	493,446	-	892,617
Technology fees	8,956	-	83,488	-	92,444
Consulting fees	-	-	-	-	-
Buildout administration fees	10,501	16,522	48,904	-	75,927
Equipment sales	-	185,899	-	-	185,899
Training	17,480	-	35,680	(5,000)	48,160
Transfer and processing fees	19,303	-	50,000	-	69,303
Other income	3,903	101	5,517	-	9,521
	499,036	260,355	1,064,285	(5,000)	1,818,676
Cost of sales:					
Franchise sales commissions	97,933	-	241,175	-	339,108
Royalty commissions	11,305	-	151,282	-	162,587
Training	9,947	-	6,920	(5,000)	11,867
Transfer fee commission	3,861	-	24,199	-	28,060
Equipment	-	152,313	-	-	152,313
Other	-	1,992	921	-	2,913
	123,045	154,305	424,497	(5,000)	696,847
Gross profit	375,991	106,050	639,788	-	1,121,828
Expenses:					
General and administrative	433,413	262,260	859,660	(55,167)	1,500,166
Income (loss) from operations	(57,423)	(156,210)	(219,872)	55,167	(378,338)
Other income (expense):					
Interest income	(457)	-	14,058	-	13,601
Interest expense	(7,487)	(72,470)	(67,238)	-	(147,196)
Gain (loss) on assignment of note receivable	-	-	(22,500)	-	(22,500)
Loss on debt forgiveness by related parties	(347,342)	-	-	-	(347,342)
Foreign currency transaction gain (loss)	(5,371)	11,406	3,785	-	9,820
Income (loss) before income taxes	(418,081)	(217,275)	(291,767)	55,167	(871,955)
Income tax expense	-	-	800	-	800
Net income (loss)	(418,081)	(217,275)	(292,567)	55,167	(872,755)
Other comprehensive income					
Foreign currency translation adjustments	78,121	-	-	-	78,121
Comprehensive income	$ (339,960)	$ (217,275)	$ (292,567)	$ 55,167	$ (794,634)

II Transatlantic, Inc.
Supplemental Information
Schedule 3 - Consolidating Balance Sheet
December 31, 2017

Assets

	Canada	IITI	No Frill	Elimination	Total
Current assets:					
Cash and cash equivalents	$ 664	$ 102	$ 2,195	$ -	$ 2,961
Accounts receivable, net	91,414	28,465	115,536	-	235,415
Prepaid expenses	4,633	-	14,735	-	19,368
Note receivable from IITI	119,604	-	-	(119,604)	-
Current portion of note receivable	40,373	-	80,000	-	120,373
Total current assets	256,687	28,567	212,467	(119,604)	378,117
Notes receivable	-	-	246,824	-	246,824
Deposits	-	-	8,743	-	8,743
Property and equipment, net	10,007	-	41,521	-	51,527
Intangible assets, net	113,919	828,934	273,000	(693,934)	521,919
Investment in Subsidiary-NFFI	-	1,595,657	-	(1,595,657)	-
Investment in Subsidiary-IICA	-	2,033,548	-	(2,033,548)	-
	$ 380,612	$ 4,486,705	$ 782,554	$ (4,442,742)	$ 1,207,130

Liabilities and Stockholders' Equity

	Canada	IITI	No Frill	Elimination	Total
Current liabilities:					
Accounts payable	$ 133,503	$ 93,517	$ 180,223	$ -	$ 407,243
Accrued expenses	26,795	204,667	143,479	-	374,941
Due to national media fund	170,137	-	87,527	-	257,664
Accrued interest - shareholders	-	96,259	-	-	96,259
Due to related parties	805,023	6,401	141,725	(119,604)	833,545
Line of credit	83,778	-	-	-	83,778
Deposits from customers	-	-	61,063	-	61,063
Current portion of notes payable	-	-	93,647	-	93,647
Total current liabilities	1,219,236	400,843	707,665	(119,604)	2,208,140
Notes payable, net of current portion	79,710	-	159,758	-	239,468
	79,710	-	159,758	-	239,468
Total liabilities	1,298,946	400,843	867,422	(119,604)	2,447,607
Stockholders' equity:					
Preferred stock	-	975,000	-	-	975,000
Common stock	2,761,232	2,033,548	11	(4,794,790)	-
Additional paid in capital	-	-	2,295,458	907,164	3,202,622
Retained earnings (deficit)	(3,679,565)	1,077,314	(2,380,337)	(475,222)	(5,457,810)
Accumulated other comprehensive income	-	-	-	39,710	39,710
Total stockholders' equity	(918,334)	4,085,862	(84,868)	(4,323,138)	(1,240,478)
	$ 380,612	$ 4,486,705	$ 782,554	$ (4,442,742)	$ 1,207,130

II Transatlantic, Inc.
Supplemental Information
Schedule 4 - Consolidating Statement of Operations and Comprehensive Income
For year ended December 31, 2017

	Canada	IITI	No Frill	Elimination	Total
Franchise income:					
Area franchise sales	$ -	$ -	$ 375,000	$ -	$ 375,000
Regional franchise sales	76,972	-	109,850	-	186,822
Royalty and marketing fees	302,145	78,586	439,538	-	820,268
Technology fees	13,554	-	43,872	-	57,426
Consulting fees	7,701	-	-	-	7,701
Buildout administration fees	19,175	-	35,000	-	54,175
Training	12,321	-	17,250	(5,250)	24,321
Other income	35,837	495	18,189	-	54,521
	467,705	79,081	1,038,698	(5,250)	1,580,234
Cost of sales:					
Franchise sales commissions	15,383	-	105,822	-	121,205
Royalty commissions	79,505	7,394	124,058	-	210,958
Training	8,140	-	7,738	(5,250)	10,628
Other	5,776	-	615	-	6,391
Gross profit	358,902	71,687	800,465	-	1,231,053
Expenses:					
General and administrative	520,195	353,278	743,239	(252,685)	1,364,027
Income (loss) from operations	(161,294)	(281,591)	57,226	252,685	(132,974)
Other income (expense):					
Interest income	26,164	-	6,139	-	32,303
Interest expense	(28,236)	(65,305)	(27,411)	-	(120,953)
Loss (gain) on note write off	(1,872,322)	1,934,462	-	(62,140)	-
Loss (gain) on sale of notes payable	89,072	-	-	(89,072)	-
Gain (loss) on disposal of assets	-	-	(1,550)	-	(1,550)
Foreign currency transaction gain (loss)	(884)	-	(5,558)	-	(6,442)
Income (loss) before income taxes	(1,947,499)	1,587,565	28,845	101,473	(229,616)
Income tax expense	-	-	1,600	-	1,600
Net income (loss)	(1,947,499)	1,587,565	27,245	101,473	(231,216)
Other comprehensive income					
Foreign currency translation adjustments	-	-	-	(64,631)	(64,631)
Comprehensive income	$ (1,947,499)	$ 1,587,565	$ 27,245	$ 36,842	$ (295,847)

See independent accountants' review report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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II Transatlantic, Inc.

Visual Communications Franchise System

Small OPO · San Diego, CA · Business to Business · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

For Any of Your Visual Branding Needs



Invest in **II Transatlantic Inc.** who's subsidiary is **Instant Imprints**

Instant Imprints provides everything you need to promote your brand and enhance your visibility, "how you are seen." We offer Custom T-shirts, Embroidery, Signs, Banners, wide format printing, promotional products, and digital document services.

Instant Imprints recognizes that leaving a mark through branding is pivotal in 2018. That's why everything is personalized and custom. When customers come to Instant Imprints, not only are they receiving a high-quality product, they are getting a **smooth, comfortable experience that leaves them worry-free.**

We are professionals that understand how to deliver best-in-class solutions in each category that are entirely cost-effective. And because of our **first-class customer service,** many of our clients are ones who have worked with us before.

Currently we operate in Canada and the United States, and are fully franchise licensed to operate in the United Kingdom. We have global ambitions and want to scale up. Your investment will help us **ensure North American growth results are achieved and then we will begin to scale growth to a global level.**

The potential for our service offerings are expandable and we are part of an enormous marketplace that repeats every year. Our market is fragmented with no dominant competitor. Customers repeat at a very high rate! We have not yet found a ceiling to what our centers can achieve. This is your opportunity to become a part of our brand as we grow. **We look forward to having you with us on the ride!**

Ralph Askar
CEO Instant Imprints



INSTANT IMPRINTS

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WE DO
BANNERS
FLAGS &
SIGNS

The Offering

Investment

$1.00/share of Series A Preferred Shares | When you invest you are betting the company's future value will exceed $8M.

- Investors will purchase Series A Preferred shares of IITI priced at $ 1.00 per preferred share - Minimum investment $500.00.
- Each share purchased will carry a 6 % dividend right, dividends to be paid or accrued quarterly for the benefit of the investor. Dividends to be paid upon IITI's consolidated financial statement reaching profitability. The Board of Directors shall determine if dividends may be legally paid and in the Board's sole discretion whether the Corporation financial condition is such that the payment may be made without jeopardizing the Corporation's operations.
- Each share will have a "CALL" option to sell these shares to IITI at the end of 3 or 5 years after investment. This "CALL" option represents an additional 18% - 30% capital gain on the initial investment, therefore, increasing the effective rate of return (ROI) to a minimum of 12%.
- 12% effective annual return on the investment over the 3 - 5 year investment period upon the acceptance by the investor of the "CALL" option to sell the Series A Preferred shares to IITI for $590.00 per unit at the end of 3 years, or $650.00 per unit at the end of 5 years.
- NOTE: In lieu of accepting cash for their Preferred Shares, the Investor will have the option to convert some or all of their Preferred Shares to Common Shares at a value of $ 1.18 and $ 1.30 per share at the end of 3 and 5 years respectively.
- Exit plans for the Preferred shares could include the following:
- Resell the Series A Preferred shares to IITI and receive $590.00 to $650.00 per unit, which equals to 12 % ROI with an additional 6 % interest earned on investment
- Convert the Series A Preferred Shares to Common Shares
- Participate in other alternative exit strategy
- Receive ongoing potential distribution of profits (dividends) from future operations based on pro rata share of ownership



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Our Story

Instant Imprints started as a mom-and-pop shop in San Diego in 1992 that helped small local businesses with integrated screen-printing, embroidery, promotional products, cut vinyl signs and banners, as well as heat transfer team wear and personalized clothing.

In 2011 the management team through reorganization acquired all brand rights. Since then, the Corporation began recruiting high-level, franchise experienced management. The new management team has moved the business model to have more digital technology equipment, a smaller store footprint along with an all new showroom design inclusive of e-commerce capabilities. To this end, the Corporation has also re-engineered its operations manuals and developed an entirely new training curriculum that is designed to deliver faster ramp up to profitability, increased margins and increased average order size. Today, armed with momentum, experience and a strong team, the Corporation is well positioned to become a global brand in the decorated apparel, print, sign and promotions fields.



INSTANT IMPRINTS

Our Achievements

When you invest in **II Transatlantic Inc.**, you are not only investing in an already established business—**you are investing in an award-winning entity.** In January of 2017, Entrepreneur Media Inc. named us #1 in the franchise Embroidery and Screen Printing category.

Our success begins at the top.

Our CEO and Founder is proven in helping grow franchises. Prior to Instant Imprints, Ralph Askar grew his Mail Boxes Etc. franchise portfolio in the states of Colorado, Wyoming and Montana from 2 stores to 98. As Country Franchisor in the UK and Ireland, Mr. Askar grew Mail Boxes Etc. stores from 6 stores to 80 in 3 years. In addition, as CEO for MBE Canada Mr. Askar drove store growth from 220 to 350 store in 5 years. **The trajectory that Instant Imprints is on is no fluke or accident; our leadership has a track record of proven success.**

Franchise Directory 2018 TOP FRANCHISE

Entrepreneur FRANCHISE 500 RANKED #1 IN CATEGORY 2017

Entrepreneur FRANCHISE 500 RANKED 2017

Other awards:

- Top Business service Franchise 2018 and 2019
- CFA Franchisees choice 5 years in a row
- Entrepreneur Startup Top Brand







Clothing Brands Available through an Instant Imprints Store



adidas, American Apparel, Augusta Sportswear, Champion, Columbia Sportswear Company, Dickies, Fruit of the Loom, GILDAN, Hanes, NIKE, PING, TOMMY HILFIGER

The Investment Opportunity

The Company

The Corporation is a privately held corporation, incorporated in Delaware in February 2015. The corporate head office is located at 6615 Flanders Drive, Suite B, San Diego, CA 92121. The Corporation has three wholly-owned subsidiaries: No Frill Franchising Inc. incorporated in the state of Delaware USA; II CA Inc. incorporated in the province of Ontario, Canada, and Instant Imprints UK Ltd. incorporated in the UK (II UK).



II TRANSATLANTIC, INC.
(Holding Company)
II Canada, Inc.
(Ontario Corp)
No Frill Franchising, Inc.
(US C Corp)
Instant Imprints UK Ltd.
(UK Corp)

The Brand

II Transatlantic, Inc. owns the trademarks, brand and intellectual property for the **Instant Imprints brand and franchise system** Worldwide.
II Transatlantic, Inc. owns the **licensing rights** to grant Country wide and/or Regional Master Licenses to allow those granted licenses to franchise store and area franchisees in these respond franchised units grow well past 100 units within the next 2 years. (see detailed cash pro forma plan)

We award 3 levels of franchise licenses: Master Licenses for regions or countries.
Area Licenses to investment partners who will assist us in local regional growth for 20 -25 stores regions (North America and UK).
Store Licenses who do face to face service with customers in regions of 1500 business and 25,000 population territory descriptions.

As per our Franchise Disclosure Documents each store license awarded earns initial fees per license of $ 43,000 plus $ 5,000 for training and $ 7,500 for Administrative Fees. Our business forecast growth plans shows us awarding 16 store licenses in 2019; 28 store licenses in 2020 and 38 store licenses in 2021 (In North America) With each award such fees of licensing award will be earned.

As per our Franchise Disclosure Documents each Area license awarded earns initial fees per license of $ 190,000 to $ 200,000. Our business forecast growth plan shows us awarding 6 area licenses in 2019; and 8 area licenses in each of 2020 and 2021 (In North America). With each award such fees of licensing will be earned.

As per our Franchise Disclosure Documents each International license granted earns initial fees per license of $ 300,000. Our business forecast growth plan shows us awarding 1 international license in each of years 2020 and 2021. With each award such fees of licensing will be earned.

Once a license has been granted future store revenues earned by our franchisee earn on going royalty and advertising fees which net 4 % of such revenues annually (paid monthly) to the Corporation through its' operating wholly owned subsidiaries. Such royalties grow as an annuity might grow and are paid annually. For Each 100 stores @ $ 270,000 average revenue / store, earned royalties of $ 1,080,000 in annual revenues for the Corporation will be generated.

Please refer to the companies pro forma cash financial forecast which provides details on existing 2017 and 2018 royalty and fee income earned and those forecasted for each of 2019, 2020 and 2021.

Products and Services

We have the expertise to help create and select promotional solutions for businesses, schools, teams, clubs, organizations and non-profits. **Our Image Experts provide some of the best options available** to make a customer's brand or image stand out in the most effective way possible.

The personal touch that we provide gives the process of building a brand or promotion a level of consistency and reliability that we believe online-only services simply cannot contend with. We take pride in being able to fulfill your branding needs:

Branded Apparel



Making logos stand out. We provide quality embroidery services on practically anything you can imagine. Our centers have state-of-the-art embroidery machines to provide anything from individual personalization to thousands of pieces. You can count on us to make your brand more visible.

Signs & Banners


VOTE

Big or small, fancy and fast. With wide format and digital printing equipment, our centers can produce nearly any sign, banner or display a business or organization may require, including retractable banner stands, A-frames, trade-show booths, exterior and interior signage and much more.

Custom T-Shirts



Personalized shirts with custom logos or designs. We create t-shirts with custom designs using the latest technologies in direct-to-garment, heat transfers, lettering and screen printing. This allows for maximum flexibility with order size and a fast turnaround to customize each order.

Promotional Products


Perry
Perry

Items that stand out and are remembered. There is no shortage of ways to promote your business. From branded pens to drinkware to flashlights, there are endless options at your disposal. Talk to us about finding the right solution for you and your customers.

Print Services



Effectively communicate with ink and paper. Let us help you create the printed materials that will promote both your brand and your message. Customized brochures, flyers, business cards, postcards, manuals, mailers and more designed to make you more visible to your customers.

Value Proposition


BUSINESS
START

Based on our research, almost every company, school, organization, sports team and individual consumer needs (and uses) the vast array of services and products that Instant Imprints offers.

For customers there are several qualities that help us stand out. We are a **turn-key center for business marketing services,** meaning everything is taken care of for our customers. **Customer service is unparalleled,** and a focus of emphasis for our brand. We take pride in giving personalized attention to all of our clients. With the support of a bigger company above each franchise, each Instant Imprints franchisee also provides **fast, easy & convenient service.**

Owning an Instant Imprints franchise presents an opportunity. We provide our franchise owners with **world-class business training & support through the critical start-up phase and then ongoing support thereafter. We help with everything from site selection and lease negotiation, demographics, construction and center design, as well**

as conferences, coaching calls, and in-person and online support structures. Instant Imprints is a turnkey business for franchise owners to get off the ground providing them positive business returns quickly.

Market Opportunity

We are addressing a $33B+** annual market: ** (2016 IBIS Research)

- - $21 Billion in promotional products
- - $732 million in branded apparel
- - $2 billion in custom t-shirt
- - $44 million in signs and banners
- - $4 billion in print services

Consumers also like promotional campaigns. 83% of American consumers in a recent survey report like receiving promotional products. 48% of American consumers in the same survey would like to receive promotional products more often. This bodes well for the Instant Imprint business model.

Visual Communications Franchise System

At our core, Instant Imprints is a **Visual Communications Franchise System**. It's a dynamic business structure that enables its franchise partners to go beyond owning a niche company. Owning an Instant Imprints franchise is like owning five promotion businesses in one.

Source



Market Approach



From a competitive standpoint, we believe the markets we serve are fragmented, with a few larger players dominating market share on a regional and nationwide basis and with many smaller firms competing locally. Our branded or national competitors include Arrow Advertising, Big Frog Custom T-Shirts, EmbroidMe, Fast Signs International, PIP Printing & Marketing Services, Proforma, Sign-A-Rama and Sir Speedy Printing & Marketing.

To the best of our knowledge, none of these other franchises offer all of the business segments that Instant Imprints offers. In addition to offering more products & services, we differentiate our business in the level of aptitude and professionalism our stores provide to their customers.

We believe our business caters to customers that have higher expectations in terms of the products and services and where price is not the key differentiator.

Where We Fit in the Market



**High Expectation Customers: Just in time service - short turn around; high quality and exacting standards all required to be met

---

Invest In II Transatlantic Inc.

We believe small business owners want a one-stop shop for their marketing and promotional requirements that provides the ability to interact directly with professionals that understand the ins and outs of successful branding. In contrast with emerging Internet-based, on-demand mass customization solutions offered by firms such as VistaPrint and Café Press (which are price-primary in their approach to market), **our brand, Instant Imprints is positioned to cater to customers that have higher expectations for the service.**

Now is the time for us to take Instant Imprint to the next level, and we want you to be a part of the ride. Your investment will help us expand our reach with the goal of becoming not only a **national branding solution but an international branding solution as well.**





Dec 1992 — Pilot Instant Imprints business formed

Retail Store opened in San Diego

July 2002 — Instant Imprints Franchising Inc. (II USA) established

Concept of franchising begins for the organization within the United States

March 2007 — II Canada, Inc. established (IICA)

Mr. Askar and his management team purchase Canadian master franchise license for Instant Imprints brand. A pilot retail outlet is opened.

February 2011 — No Frill Franchising Inc. established (US) (NFFI);

Recommence franchise operations in the United States, by incorporating a new company, No Frill Franchising Inc.,;

April 2011 — II USA acquired by II Canada

IICA purchases brand rights and intellectual property of master licensee.

May 2011 — No Frill acquired by II Canada

NFFI becomes a subsidiary of IICA. Management of brand, support and relationship rebuild with existing franchisees begins

Feb 2015 — II Transatlantic Inc. incorporated

IITI a U.S. Corp Acquires II Canada, No Frill & Worldwide Rights for franchise brand. Head office is established in San Diego.

Dec 2015 — 50 Franchises in North America

Additional management, marketing and operations plans to support franchisees creating positive growth - a platform for new franchisee inquiry into the brand

Dec. 2016 — BizCard Xpress franchise acquired by IITI

Biz Card Xpress is a digital print franchise.

Dec 2017 — 59 Franchises

Strong new franchisee inquiry. Growth of existing store revenue continues at 7 % year over year. Programs of support are paying return dividends to all franchise owners.

Dec 2018 — 70 Franchises

Best year over year growth of new franchisees. Store sales growth at + 12 % year over year. Strong momentum aiming for store unit growth to 85 units by 2019.

In the Press



SHOW MORE

Meet Our Team



Ralph Askar

PRESIDENT, CEO, DIRECTOR & SHAREHOLDER

With a proven record of accomplishments as one of Mail Boxes Etc.® & The UPS Store's most successful multiple Area Franchisee and International Master Licensee, Ralph brings 28+ years of franchising experience to Instant Imprints®. He headed the domestic and International franchise development departments as Vice President at Mail Boxes Etc. Mr. Askar acquired the global parent company of Instant Imprints® in 2011 and he is currently the President and CEO of II TRANSATLANTIC INC., (the parent company for Instant Imprints and related subsidiaries). Mr. Askar has been CEO and the company's largest shareholder since 2011 when the brand was acquired. He spearheaded the idea of creating a new holding company (U.S. corporation - II Transatlantic Inc.) that would own all company intellectual property and brands in 2015. At this time his shares (as the key shareholder) and those of the other shareholders were exchanged from Canada to the U.S. Corporation. Mr. Askar has been involved with the Corporation and its brand "Instant Imprints" and subsidiaries since 2007 when he was appointed CEO of II CA Inc (the current Canadian subsidiary). In 2011 he was appointed CEO of No Frill Franchising Inc. (NFFI). IN 2015 he was appointed CEO of the Corporation II Transatlantic Inc. Currently there are two home offices one in Burlington, Ontario Canada and one in San Diego, California.





Christian Collucci

EXECUTIVE VICE PRESIDENT, FRANCHISE DEVELOPMENT, DIRECTOR & SHAREHOLDER

Mr. Collucci (M.B.A.) offers a diverse base of experience to Instant Imprints®. He has spent 15 years in retail, IT distribution, and office products with some of Canada's leading brands. He also spent 4 years in B2B and systems integration services prior to investing in Instant Imprints. Mr. Collucci is Exec V.P of Franchise Development and a Director of the company. He joined the Canadian company in 2009 and has been responsible for franchise development throughout North America since 2013. He commenced employment with II Transatlantic as of August 2015





John Tillger

CFO, DIRECTOR & SHAREHOLDER

Mr. Tillger (M.B.A.) is a career senior executive with over 35 years of management experience in transportation, distribution and supply chain management in Canada and Europe. He is a veteran Area franchisee of The UPS Store®, Canada, where he built the franchise network from 6 to 80 units. Mr. Tillger has been C.F.O. and a director of II Transatlantic Inc. since 2015. Since 2013 he was the company's Planning Manager.





Danny Lyon

EXECUTIVE V.P., PARTNER SUPPORT, DIRECTOR & SHAREHOLDER

Mr. Lyon joined Instant Imprints® as a shareholder and Director in May 2011. He became a Director of II Transatlantic as of August 2015. For the past 15 years, Mr. Lyon has been overseeing the management of three Area franchise territories of The UPS Store® concept within Canada. Mr. Lyon is a motivational speaker, a published author of a guide for achieving personal and professional success. Mr. Lyon is Exec V.P of Partner Support for the franchise network. He has been a shareholder within the Brand since 2008 when he invested in the Canadian Company. He has been responsible for training and support of new franchisees on the brand throughout North America since 2017.





Tony DeSio

SHAREHOLDER & BOARD ADVISOR

Mr. DeSio began his career as an executive in the aerospace industry. He received an Outstanding Achievement Award from the President of The United States in 1973. In 1980, Mr. DeSio began franchising Mail Boxes Etc. (MBE). After a successful IPO in 1985, he proceeded to build 4000 +/- franchised outlets in 30 countries making MBE the world's largest retail nonfood franchise. In May of 2001, UPS acquired Mail Boxes Etc. and rebranded MBE to "The UPS Store". Mr. DeSio served on the Board of Directors of IFA and has received numerous awards including the Entrepreneur of The Year award from IFA in 1996, Inc. Magazine in 1989 and Franchise Times Magazine in 2001.





Wilson Sawyer

DIRECTOR & SHAREHOLDER

Mr. Sawyer began his retail career in 1963 with Maxway Stores Inc. While employed with Maxway, he held various positions on his way to becoming President in 2003. He retired from Maxway in 2017 and now has become an advisor in Variety Wholesale Stores in an Advisory capacity. Mr. Sawyer became a Director of II Transatlantic Inc., as of August 2015





Jim Blackburn

EXECUTIVE VICE PRESIDENT, FRANCHISE SUPPORT

Jim brings more than 34 years of Information Technology (IT) and small business experience to his position with the company, including over 15 years in franchising. His work experience with the Company includes: Manager IT and Business Systems NFFI – 2011 – 2012; VP I.T. and Business Systems NFFI 2012 - 2014; Executive VP – I.T. and Communications for IICA and NFFI 2014 – 2015; Executive VP – I.T. and Communications for IITI – 2015 - present. Prior to joining Instant Imprints, he was Operations Manager for Concerto Networks and Director of IT at Image Arts, Etc. Mr. Blackburn has held management positions with Fox Photo, Fotomat Corporation, Warp Nine Imaging and several other imaging companies in San Diego, CA.





Ellis Schaffer

CONTROLLER, USA

Ellis has over 18 years of experience in finance and accounting and almost 10 years of franchising experience. In addition, he managed his own accounting service business and worked in a variety of accounting related roles in the banking, manufacturing and biotech industries. Ellis joined Instant Imprints in 2008.





Katie Lynch

MANAGER, DESIGN AND CONSTRUCTION

Katie Lynch, our Design and Construction Manager, has been building out Instant Imprints stores in North America since 2010. Prior to this, she was the Director of Retail Center Development with The UPS Store and in her 12 year term built over 275 locations and played a significant role in the rebranding of Mail Boxes Etc to The UPS Store in 2005 converting 260 locations. Katie lives in Oakville Canada and outside of work enjoys tennis, cooking, her family and volunteering for The Halton Food for Thought breakfast program.





Steven Beckmann

MARKETING MANAGER

Steven Beckmann has a long history of digital marketing, branding and incubating startup brands. After graduating from The Art Institute of California, he worked regionally building markets for a national haircut franchise. He then took his expertise on his own to help other budding franchises build their markets and hyper-focus their branding, SEO, and digital marketing strategies.



Offering Summary

Maximum 1,070,000 shares of Series A Preferred Shares $1,070,000

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Series A Preferred Shares $10,000

Company	II Transatlantic, Inc.
Corporate Address	6615 Flanders Drive, Suite B, San Diego, CA 92121
Description of Business	Successful brands understand that they need multiple forms of promotion to attract and retain clients, which is why our customers choose Instant Imprints when they want to be more visible to their customers. We create that visibility 5 different ways: Signs and Banners, Custom T-shirts, Embroidery, Promotional Products and Print Services; all things vital to localized brand development.
Type of Security Offered	Series A Preferred Shares
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

II Transatlantic, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Series A Preferred Shares at $1.00 / share, you will receive 550 Series A Preferred Sharesbonus shares, meaning you'll own 550 shares for $500. Fractional shares will not be distributed and share bonuses will be determined

by rounding down to the nearest whole share.

The 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to suppliers; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. For example, we currently have outstanding notes payables and interest payable which totals $ 36,000 per month. This will decline to $ 15,783 as of June 2019. While Management believes that this payment level can be met, in the unlikely event it can not be met, it would mean that $ 100,000 of the expected raise in Capital would have to be used to pay off one short term loan.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Hi, I'm Christian, from Instant Imprints. I'd love to tell you a little bit about our franchise concept. Our franchise investment is a really fun, creative, lifestyle business that's really suited to people who like to solve problems, deal with customers, and build great teams. At Instant Imprints, we sell visibility. We're a visual communications company, so that means our customers choose us when they wanna be more visible to their customers.

We create that visibility four different ways. We do signs and banners in wide-format digital printing, customized T-shirt decoration. We do custom business apparel and embroidery, and we do logo promotional items. If you can think of anything that you can stick a logo on, we can help make that happen, just for you.

Instant Imprints is a community-based business-to-business service franchise. Every business out there needs and uses our services every single day. Our omni-channel structure really allows for our customers to be able to come into one of our centers, interact with us online, or we can go out and see them. Our stores are located in good commercial areas with good commercial density and lots of businesses around it. So our stores boast a very high repeat order rate, close to 80% in some locations. That allows us to earn market shares and really win more business than our competitors do. Because Instant Imprints' customers are predominately business, just about anybody in any business out there, is a good potential customer for us. Our major vertical markets include education, manufacturing, healthcare, financial services, restaurants, retail.

When you come on board with us, we're going to help you with your site selection and your lease negotiation. We're gonna help you arrange and counsel you through your financing and manage the construction and build out of your center, so that it looks fabulous. Our training program is a six-week initial training. You'll spend 10 days here in San Diego in class. You're going to learn all about business development, which is a major differentiator for us. We're probably in the top 5% of the entire franchise industry. We want to teach you, not just what do you do when the customer's in your store; but, the most important aspect, is how do you get the customer to come and how do you acquire those customers 'cause that's what pays the bills. So we want to make sure that as you start your business and execute your marketing action plan, you're spending your time working on your business, not in it.

Hi there, how you doing?

Good. I'm here to pickup for the [inaudible 00:02:42].

Sure. Have a great day.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "II TRANSATLANTIC, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF AUGUST, A.D. 2015, AT 12:56 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5700372 8100

151185000

AUTHENTICATION: 2656367

DATE: 08-18-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:56 PM 08/18/2015
FILED 12:56 PM 08/18/2015
SRV 151185000 - 5700372 FILE

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

II Transatlantic, Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

DOES HEREBY CERTIFY:

1. The name of the corporation is II Transatlantic, Inc.

2. That an Amended and Restated Certificate of Incorporation of the corporation was filed by the Secretary of State of the State of Delaware on August 10, 2015 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of the Certificate is:

There is only one Series of Preferred Stock, which is Series A Preferred. There are inadvertent references in two sections of the Amended and Restated Certificate of Incorporation to Series B Preferred which need to be corrected because of this reference. Article IV, Section D4(h) was inadvertently included but should not have been as matters addressed therein are correctly stated in Section D4(g) of the Amended and Restated Certificate of Incorporation. Section D4(h) should be deleted and be marked as "Purposely Deleted". Additionally, the reference in Section D2(b)(vi) should be changed to refer to Series A Preferred Stock instead of Series B Preferred Stock.

4. Article IV, Section D4(h) is corrected by deleting the language contained therein and is to read as follows:

"(h) Purposely Omitted".

5. Article IV, Section D2(b)(vi) is corrected to read as follows:

"(vi) Any increase or decrease in the authorized number of members of the Corporation's Board of Directors; any voluntary dissolution or liquidation of the Corporation; any creation (by amendment of this Amended and Restated Certificate of Incorporation; or reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock."

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of August 14, 2015.

By: ______________________
Ralph Askar
President and Chief Executive Officer



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY "II TRANSATLANTIC, INC." IS DULY
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN
GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE
RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF MAY, A.D.
2015.





Jeffrey W. Bullock, Secretary of State

5700372 8300

150657719

AUTHENTICATION: 2371323

DATE: 05-12-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

S&DC-S/N	Statement and Designation by Foreign Corporation

To qualify a corporation from another state or country to transact intrastate business in California, fill out this form, and submit for filing along with:

— A **$100** filing fee (for a foreign stock corporation) or **$30** filing fee (for a foreign nonprofit corporation), and

— A certificate of good standing, issued within the last six (6) months by the agency where the corporation was formed. **Note:** If the corporation is a nonprofit, the certificate of good standing also must indicate the corporation is a nonprofit or nonstock corporation.

— A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

This Space For Office Use Only

For questions about this form, go to www.sos.ca.gov/business/be/filing-tips.htm.

Corporate Name (List the exact name of the corporation, as shown in the certificate of good standing. If the name of the corporation is not available for use in the State of California, the corporation must qualify under an assumed name. E.g., "[list the exact name] which will do business in California as [list the proposed assumed name]." For general corporate name requirements and restrictions in California, go to www.sos.ca.gov/business/be/name-availability.htm.)

① II Transatlantic, Inc.

Corporate History

② State or foreign country where this corporation was formed: Delaware

Service of Process (List a California resident or a California registered corporate agent that agrees to be your agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may not list your own corporation as the agent. Do not list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Ralph Askar
   Agent's Name

   b. 6615 Flanders Drive, Suite B   San Diego   CA 92121
   Agent's Street Address (if agent is not a corporation) - Do not list a P.O. Box   *City (no abbreviations)*   *State* *Zip*

The corporation named in Item 1 above irrevocably consents to service of process directed to it upon the agent designated above, and to service of process on the California Secretary of State if that agent or that agent's successor is no longer authorized to act or cannot be found at the address given.

Corporate Addresses

④ a. 6615 Flanders Drive, Suite B   San Diego   CA   92121
   Street Address of Principal Executive Office - Do not list a P.O. Box   *City (no abbreviations)*   *State* *Zip*

   b. 6615 Flanders Drive, Suite B   San Diego   CA   92121
   Street Address of Principal Office in California, if any - Do not list a P.O. Box   *City (no abbreviations)*   *State* *Zip*

   c. _____
   Mailing Address of Principal Executive Office, if different from 4a or 4b   *City (no abbreviations)*   *State* *Zip*

Read and sign below: This form must be signed by an officer of the foreign corporation.

Sign here   Ralph Askar   President
              Print your name here   *Your officer title*

Make check/money order payable to: Secretary of State	By Mail	Drop-Off
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

Corporations Code §§ 2105, 2106, Revenue and Taxation Code § 23153
S&DC-STK/NP (REV 04/2014)

2014 California Secretary of State
www.sos.ca.gov/business/be



Division of Corporations Survey

401 Federal Street, Suite 4
Dover, DE 19901
Fax: 302-739-2565

On a scale of 1 (unacceptable) to 10 (outstanding), please rate the following questions.

1. How would you rate the **overall quality** of service provided by the Division of Corporations?
   1 2 3 4 5 6 7 8 9 10 NA

2. How would you rate the **convenience** of our services?
   1 2 3 4 5 6 7 8 9 10 NA

3. How would you rate the **promptness** of service provided?
   1 2 3 4 5 6 7 8 9 10 NA

4. How would you rate the **accessibility** of the Division of Corporations staff?
   1 2 3 4 5 6 7 8 9 10 NA

5. How would you rate the **training** you received from the Division of Corporations staff?
   1 2 3 4 5 6 7 8 9 10 NA

6. How would you rate the **written materials** received from the Division of Corporations? (Were they easy to read and helpful? i.e., guidelines, forms, DCIS Manual.)
   1 2 3 4 5 6 7 8 9 10 NA

7. Were Division of Corporations **staff attentive and helpful** relative to your comments and concerns?
   1 2 3 4 5 6 7 8 9 10 NA

8. Did Division of Corporations staff display **professionalism & courtesy**?
   1 2 3 4 5 6 7 8 9 10 NA

9. Are Division of Corporations staff **knowledgeable**?
   1 2 3 4 5 6 7 8 9 10 NA
   Please let us know about experiences and incidents with the Division of Corporations (i.e., staff, equipment, connectivity, customer service) that impressed or disappointed you.

Comments: _____

_____

Company name and contact information: _____

If you would prefer, you may take this survey online at
http://www.surveymonkey.com/s/20113rdqtr

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "II TRANSATLANTIC, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF FEBRUARY, A.D. 2015, AT 3:07 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5700372 8100

150676009

AUTHENTICATION: 2379953

DATE: 05-14-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 02/24/2015
FILED 03:07 PM 02/24/2015
SRV 150256979 - 5700372 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is II TRANSATLANTIC, INC.
- **Second:** Its registered office in the State of Delaware is to be located at 341 Raven Circle Street, in the City of Wyoming County of Delaware Zip Code 19934. The registered agent in charge thereof is A and A Companies, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of 0.0000100000 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Eric M. Welch, Esq.
  Mailing Address 110 West C Street, Suite 2101
  San Diego, CA Zip Code 92101
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 19th day of February, A.D. 20 15.



BY: [signature]
(Incorporator)

NAME: Eric M. Welch, Esq.
(type or print)

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "II TRANSATLANTIC, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF FEBRUARY, A.D. 2015, AT 3:07 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5700372 8100

150676009

AUTHENTICATION: 2379954

DATE: 05-14-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 02/24/2015
FILED 03:07 PM 02/24/2015
SRV 150256979 - 5700372 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is II TRANSATLANTIC, INC.

- **Second:** Its registered office in the State of Delaware is to be located at 341 Raven Circle Street, in the City of Wyoming County of Delaware Zip Code 19934. The registered agent in charge thereof is A and A Companies, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of 0.0000100000 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:

  Name Eric M. Welch, Esq.

  Mailing Address 110 West C Street, Suite 2101

  San Diego, CA Zip Code 92101

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 19th day of February, A.D. 20 15.



BY: [signature]

(Incorporator)

NAME: Eric M. Welch, Esq.

(type or print)

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "II TRANSATLANTIC, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF AUGUST, A.D. 2015, AT 11:34 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





SECRETARY OF STATE
DELAWARE

Jeffrey W. Bullock, Secretary of State

5700372 8100

AUTHENTICATION: 2634493

151151176

DATE: 08-11-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 08/10/2015
FILED 11:34 AM 08/10/2015
SRV 151151176 - 5700372 FILE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
II TRANSATLANTIC, INC.

Ralph Askar hereby certifies that:

ONE: The name of the corporation is II Transatlantic, Inc. The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on February 24, 2015.

TWO: He is the duly elected and acting President and Chief Executive Officer of this corporation.

THREE: The Restated Certificate of this corporation is hereby amended and restated to read as follows:

I.

The name of the corporation is II Transatlantic, Inc. (the "Company" or the "Corporation").

II.

The address of the Company's registered office in the State of Delaware is 341 Raven Circle, Wilmington, Delaware, 19808, County of New Castle. The name of the Company's registered agent at such address is A and A Companies, Inc.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (the "DGCL").

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". Upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, the total number of shares which the Company is authorized to issue is 20,000,000 shares, 16,000,000 shares of which shall be Common Stock, each having a par value of $0.00001 per share, and 4,000,000 shares of which shall be Preferred Stock, each having a par value of $0.00001 per share.

B. Subject to the rights of the holders of the Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company (voting together on an as-if-converted to Common Stock basis).

C.   Of the 4,000,000 authorized shares of Preferred Stock, all are hereby designated as "Series A Preferred Stock" (the "Series A Preferred").

D.   The rights, preferences, privileges, restrictions and other matters relating to the Series A Preferred are as follows:

1.   **DIVIDEND RIGHTS.**

(a)   Holders of Series A Preferred in preference to the holders of Common Stock, shall be entitled to receive cash dividends, out of any funds that are legally available therefor, at the rate of six percent (6%) of the Original Purchase Price (as defined below), as applicable, per annum on each outstanding share of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). As used herein, the "Original Purchase Price" shall be $1.00 per share of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like).

(b)   So long as any shares of Series A Preferred shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any shares of Common Stock, nor shall any shares of any Common Stock be purchased, redeemed, or otherwise acquired for value by the Company (except for repurchases of shares of Common Stock from franchisees participating in the Company Stock Program for according to the terms of that Stock Program at a price not greater than the price paid by the franchisee) until all such dividends owed to the Preferred Stock Holders have been paid or set apart. In the event dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series A Preferred in an amount per share equal (on an as if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

2.   **VOTING RIGHTS.**

(a)   **General Rights.** Each holder of shares of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation. Except as otherwise provided herein or as required by law, the Series A Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b)   **Separate Vote of Series Preferred Stock.** For so long as at least 100,000 shares of Series A Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the

2.

vote or written consent of the holders of at least a majority of the outstanding Series A Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

       (i)   Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation (including any filing of a Certificate of Designation), that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred;

       (ii)   Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

       (iii)   Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

       (iv)   Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than any repurchases that may be required under the franchisee Stock Program.

       (v)   Any agreement by the Corporation or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4 hereof);

       (vi)   Any increase or decrease in the authorized number of members of the Corporation's Board of Directors. Any voluntary dissolution or liquidation of the Corporation. Any creation (by amendment of this Amended and Restated Certificate of Incorporation, reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series B Preferred Stock;

       (vii)   Any increase or decrease in the authorized number of members of the Corporation's Board of Directors.

    (c)   **Election of Board of Directors.**

       (i)   Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.

(ii)   Effective with the issuance of the first shares of Series A Preferred, the Board of Directors shall consist of seven directors.

(iii)   So long as any shares of Series A Preferred remain outstanding, the Series A Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director; however the provisions of this Section 2(c)(iii) shall cease to be of any further force or effect upon (i) the consummation of a public offering; or (ii) a Redemption (as described in Section 6)

(iv)   The holders of Common Stock, voting as a separate class, shall be entitled to elect the other six members of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.   Once there are no shares of Series A Preferred outstanding, then the Holders of Common stock shall also elect the seventh member of the Board of Directors in the same manner.

(v)   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115(b) of the California General Corporation Law.

(d)   **Removal.**

(i)   During such time or times that the Company is subject to Section 2115(b) of the California General Corporation Law ("CGCL"), the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

(ii)   At any time or times that the Company is not subject to Section 2115(b) of the CGCL and subject to any limitations imposed by law, Section 2(d)(i) above shall not apply and the Board of Directors or any director may be removed from office at any time: (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote at an election of directors; or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company, entitled to vote at an election of directors.

4.

3.   **LIQUIDATION RIGHTS.**

(a)   Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of any subsequent series of Preferred Stock that may from time to time come into existence, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution for each share of Preferred Stock held by them, an amount per share of Preferred Stock equal to the Original Issue Price plus all cumulative and unpaid dividends on the Preferred Stock. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference, then such assets (or consideration) shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.).

(b)   After the payment of the full liquidation preference of the Series A Preferred as set forth in (a) above, the assets of the Corporation legally available for distribution in such Liquidation Event (or the consideration received by the Corporation or its stockholders in such Acquisition or Asset Transfer), if any, shall be distributed ratably to the holders of the Common Stock.

4.   **CONVERSION RIGHTS.** The holders of the Series A Preferred shall have the following rights with respect to the conversion of such shares of Series A Preferred into shares of Common Stock (the *"Conversion Rights"*):

(a)   **Optional Conversion.** Subject to and in compliance with the provisions of this Section 4, any shares of Series A Preferred may, at the option of the Holder after receiving a Redemption Notice pursuant to Section 6(b), be converted into fully-paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a Holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series A Preferred Conversion Rate" then in effect (determined as provided in Section 4(b) below by the number of shares of Series A Preferred being converted.

(b)   **Series A Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series A Preferred (the "Series A Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred by the "Series A Preferred Conversion Price," calculated as provided in Section (c) below.

(c)   **Series A Preferred Conversion Price.** The conversion price for the Series A Preferred shall initially be $1.00 the Original Issue Price of the Series A Preferred (the "Series A Preferred Conversion Price"). Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Series

5.

A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as adjusted.

(d)   **Mechanics of Conversion.** Each holder of Series A Preferred who desires to convert the same into shares of Common Stock rather than having the Preferred Stock redeemed pursuant to Section 6, shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or any transfer agent for the Series A Preferred, and shall give written notice to the Corporation at such office that such Holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefore, in Common Stock (at the Common Stock's Stated Value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series A Preferred being converted and (ii) in cash (at the Common Stock's Stated Value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the core holder of such shares of Common Stock on such date.

(e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series A Preferred is issued (the "Original Issue Date") the Corporation effects a subdivision of the outstanding Common Stock, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4 (e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)   **Adjustment for Common Stock Dividends and Distributions.** If the Corporation at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Series A Conversion Price then in effect by a fraction: (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and (ii) the denominator of which is the sum of the total number of shares of Common Stock issued and outstanding immediately prior to

6.

the time of such issuance or the close of business on such record date, plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such conversion price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g)   **Adjustment for Reclassification, Exchange and Substitution.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4( )), in any such event each holder of Series A Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4(g) with respect to the rights of the holders of Series A Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h)   **Reorganizations, Mergers or Consolidations.** If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or a merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer, or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), then as a part of such capital reorganization, provision shall be made so that the holders of Series B Preferred Stock and Series A Preferred shall thereafter be entitled to receive, upon the conversion of such Series B Preferred Stock or Series A Preferred, that number of shares of stock or other securities or property of the Corporation to which a holder of that number of shares of Common Stock deliverable upon conversion of such Series B Preferred Stock or Series A Preferred, as applicable, would have been entitled as a result of such capital reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series B Preferred Stock and Series A Preferred after the capital reorganization such that the provisions of this Section 4 (including adjustment of the Series B Conversion Price and Series A Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock and the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

7.

(i)   **Failure to Redeem.** If the Preferred Stock of any Holder is not redeemed as provided after under Section 4, then the shares shall be automatically converted into Common Stock using the same conversion method set forth in this Section 4.

(j)   **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment and shall mail such certificate, by first-class mail, postage prepaid, to each registered holder of Series A Preferred at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

(k)   **Notices of Record Date.** Upon: (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution; or (ii) any Acquisition (as defined in Section 5(a) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any Asset Transfer (as defined in Section 5(b), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series Preferred Stock, voting together as a single class) a notice specifying: (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution; (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective; and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(l)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of any shares of Series Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash in an amount equal to the product of such fraction multiplied by the fair market value of a share of Common Stock, as determined in good faith by the Board of Directors, on the date of conversion.

(m)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then-outstanding shares of Series Preferred Stock. If at any time

8.

the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series Preferred Stock, the Corporation will take such corporate action as is, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)   **Notices.** Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient or, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o)   **Status of Converted Shares.** No shares of Series Preferred Stock that have been converted into Common Stock after the original issuance thereof in accordance with this Section 4 shall ever be reissued, and all such shares so converted shall upon such conversion be appropriately canceled on the books of the Company and shall be restored to the status of authorized but unissued Preferred Stock of the Company, undesignated as to series.

5.   **ASSET TRANSFER OR ACQUISITION RIGHTS.**   In the event that the Corporation is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series A Preferred shall be entitled to receive, for each share of Preferred Stock then held, out of the proceeds of such Acquisition or Asset Transfer, the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Sections 3(a). For purposes of this Section 5:

(a)   "Acquisition" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(b)   "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation. In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other

9.

than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

6.   REDEMPTION OF SERIES A PREFERRED.

(a)   **Right to Call.** To the extent permitted by law, the Corporation may by vote of the Board of Directors, on a pro rata basis, at 90 days' notice and without penalty, the right to call and redeem, any or all shares of Preferred Stock outstanding at a price equal to a minimum of $ 1.18 plus unpaid cumulative dividends and a maximum of $ 1.30 per Preferred share plus unpaid cumulative dividends.

(b)   **Redemption Notice.** At least ninety (90) days prior to each date on which a redemption is required, as per terms of the "Call," to be effected (a "Redemption Date"), written notice shall be mailed to the Holder, postage prepaid, for return by the Holder of record of Preferred Stock to the Corporation. Such Return notice (a "Redemption Notice") shall be sent to the principal executive office of the Corporation. The Redemption Notice shall specify the Redemption Date, the number of such Holder's shares of Preferred Stock to be redeemed, and the place to which payment should be delivered (or wiring instructions). The Corporation requires such Holder to surrender to the Corporation, in the manner and at the place designated, a certificate or certificates representing at least the number of shares to be redeemed.

(c)   **Redemption Timeline.** Notice of redemption will take place, if at all, no sooner than at the end of three (3) year and no later than five (5) years of investor holding of the Preferred Stock. The liquidated return on investment at time of redemption will total an annual investment rate of twelve percent (12%) (the sum ROI of yearly dividend plus a capital gain of six percent (6%) on the Original Issuance Price Preferred share value held for a 3 or 5 year period of time).

(d)   **Surrender of Certificate.** On or before each Redemption Date, each Holder (subject to the right of conversion to Common Stock set forth in Section 4(a)) shall surrender certificate(s) representing at least the number of shares to be redeemed, in the manner and at the place designated in the Redemption Notice. If less than all of the shares represented by any certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares calculated at the Preferred value rate of either $ 1.18 or $ 1.30 per Preferred share, with new certificates of Common Stock to be issued equivalent in value to the cash surrender value of the Preferred Stock divided by the value of the Common Stock as calculated at the date of Surrender.

(e)   **Effect of Redemption.** If a Redemption Notice shall have been duly given and if on the Redemption Date the redemption price is either paid or made available for payment, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all dividends with respect to such shares shall cease to accrue as of each such Redemption Date, such shares shall not thereafter be transferable on the Company's books and all rights of the Holders with respect to such shares shall

10.

terminate except only the right of the Holders to receive the redemption price plus the unpaid cumulative dividends upon surrender of the certificate(s) therefore.

        (f)   **Hardship Exception.** The Board of Directors may consider, on a case-by-case basis, certain unique facts and circumstances which would cause the Holder to seek Redemption at an earlier time than that specified in this Section. The board may, thereafter, act to redeem such shares using considerations of equity and fairness at its sole discretion.

        (g)   **Redemption Obligation.** In the event that all of the Common Stock of the Corporation or substantially all its assets are sold to a third party, then the Corporation prior to, or immediately after such sale, shall redeem (the "Redemption") all but not less than all of the then outstanding shares of Preferred Stock at a premium that equals, when added to the cumulative dividend paid and those owed but not yet paid, an amount that provides to each Holder an annual rate of return of 12%, computed from the Original Issue Date to the date the shares are redeemed by the Company.

       7. Preemptive Rights. If the Corporation should decide to issue any additional Preferred Stock, it will first offer to sell such shares to the Series A Preferred holders on a pro rata basis. Notice of such proposed issuance shall be given to the holders at least thirty (30) days prior to the proposed date of issue and they shall have a minimum of five (5) business days to notify the Corporation of their desire to purchase such additional shares. The other notice requirements shall be consistent with the requirements Section 6(b) headed "Redemption Notice."


V.


       A.   The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

       B.   The Company is authorized to provide indemnification of agents (as defined in Section 317 of the CGCL) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject, at any time or times that the Company is subject to Section 2115(b) of the CGCL, to the limits on such excess indemnification set forth in Section 204 of the CGCL.

       C.   Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the bylaws, subject to any restrictions which may be set forth in this Amended and Restated Certificate of Incorporation.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the bylaws of the Company. The stockholders shall also have power to adopt, amend or repeal the bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the bylaws so provide.

* * *

FOUR: The Corporation has not received any payment for any of its stock. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 241 and 245 of the DGCL by the Board of Directors.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of August 5, 2015.

By:

Ralph Askar
President and Chief Executive Officer

[SIGNATURE PAGE TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "II TRANSATLANTIC, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF AUGUST, A.D. 2015, AT 12:56 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5700372 8100

151185000

AUTHENTICATION: 2656367

DATE: 08-18-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:56 PM 08/18/2015
FILED 12:56 PM 08/18/2015
SRV 151185000 - 5700372 FILE

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

II Transatlantic, Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

DOES HEREBY CERTIFY:

1. The name of the corporation is II Transatlantic, Inc.

2. That an Amended and Restated Certificate of Incorporation of the corporation was filed by the Secretary of State of the State of Delaware on August 10, 2015 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of the Certificate is:

There is only one Series of Preferred Stock, which is Series A Preferred. There are inadvertent references in two sections of the Amended and Restated Certificate of Incorporation to Series B Preferred which need to be corrected because of this reference. Article IV, Section D4(h) was inadvertently included but should not have been as matters addressed therein are correctly stated in Section D4(g) of the Amended and Restated Certificate of Incorporation. Section D4(h) should be deleted and be marked as "Purposely Deleted". Additionally, the reference in Section D2(b)(vi) should be changed to refer to Series A Preferred Stock instead of Series B Preferred Stock.

4. Article IV, Section D4(h) is corrected by deleting the language contained therein and is to read as follows:

"(h) Purposely Omitted".

5. Article IV, Section D2(b)(vi) is corrected to read as follows:

"(vi) Any increase or decrease in the authorized number of members of the Corporation's Board of Directors; any voluntary dissolution or liquidation of the Corporation; any creation (by amendment of this Amended and Restated Certificate of Incorporation; or reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock."

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of August 14, 2015.



By: ______________________
Ralph Askar
President and Chief Executive Officer